File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c) OF THE

INVESTMENT COMPANY ACT OF 1940

And

APPLICATION FOR AN ORDER GRANTING

EXEMPTIONS PURSUANT TO SECTION 17(b) OF THE INVESTMENT

COMPANY ACT OF 1940 FROM SECTION 17(a) OF THE INVESTMENT

COMPANY ACT OF 1940

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NML Variable Annuity Account A

NML Variable Annuity Account B

NML Variable Annuity Account C

Northwestern Mutual Variable Life Account

Northwestern Mutual Variable Life Account II

And

CREDIT SUISSE TRUST

Communications, Notice, and Order to:

Chad E. Fickett, Assistant General Counsel

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Copies to:

Thomas E. Bisset, Esq.	Joanne Doldo
Sutherland Asbill & Brennan LLP	Credit Suisse Asset Management, LLC
700 Sixth Street, NW, Suite 700	One Madison Avenue
Washington, D.C. 20001-3980	New York, New York 10010

March 6, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

)
In the Matter of	)
)
	)	APPLICATION FOR AN
THE NORTHWESTERN MUTUAL LIFE INSURANCE	)	ORDER OF APPROVAL
COMPANY	)	PURSUANT TO
NML VARIABLE ANNUITY ACCOUNT A	)	SECTION 26(c) OF THE
NML VARIABLE ANNUITY ACCOUNT B	)	INVESTMENT COMPANY
NML VARIABLE ANNUITY ACCOUNT C	)	ACT OF 1940
NORTHWESTERN MUTUAL VARIABLE LIFE	)
ACCOUNT	)
NORTHWESTERN MUTUAL VARIABLE LIFE	)	and
ACCOUNT II	)
)
720 East Wisconsin Avenue	)
Milwaukee, WI 53202)		FOR AN ORDER PURSUANT TO SECTION
	)	17(b) OF THE INVESTMENT COMPANY ACT
	)	OF 1940 GRANTING EXEMPTIONS FROM
CREDIT SUISSE TRUST	)	SECTION 17(a) OF THE INVESTMENT
	)	COMPANY ACT OF 1940
One Madison Avenue	)
New York, New York 10010)
)
File No. 812-)

The Northwestern Mutual Life Insurance Company (the “Company”), NML Variable Annuity Account A, NML Variable Annuity Account B and NML Variable Annuity Account C (together, the “Annuity Accounts”) and Northwestern Mutual Variable Life Account and Northwestern Mutual Variable Life Account II (together, the “Life Accounts”, with the Annuity Accounts, the “Accounts”, and together with the Accounts and the Company, the “Applicants”) submit this application (the “Application”) to request an order from the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of the Commodity Return Strategy Portfolio (the “Replacement Fund”), a series of Credit Suisse Trust, for shares of the Commodities Return Strategy Portfolio (the “Replaced Fund”), a series of the Northwestern Mutual Series Fund, Inc. (the “Series Fund”), under each of the variable annuity contracts and variable life insurance policies issued by the Accounts (collectively, the “Contracts”).

Applicants and Credit Suisse Trust (collectively referred to as the “17(a) Applicants”) also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit the
17(a) Applicants to carry out the proposed substitution by redeeming shares issued by the Replaced Fund in-kind and using the securities distributed as redemption proceeds to the Accounts to purchase shares issued by the Replacement Fund, as described herein.

I.	DESCRIPTION OF THE APPLICANTS AND THE CONTRACTS

A.	Applicants

1.	The Company

The Northwestern Mutual Life Insurance Company is a mutual life insurance company organized by a special act of the Wisconsin Legislature in 1857. As of December 31, 2012, the Company had total assets in excess of $202 billion. The Company is authorized to transact the business of life insurance, including annuities, in all fifty states and the District of Columbia. For purposes of the 1940 Act, the Company is the depositor and sponsor of the Accounts, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

2.	The Accounts

By action of the Company’s Board of Trustees and in accordance with applicable provisions of Wisconsin insurance law, the Company established NML Variable Annuity Account A and NML Variable Annuity Account B on February 14, 1968, NML Variable Annuity Account C on July 22, 1970, Northwestern Mutual Variable Life Account on November 23, 1983, and Northwestern Mutual Variable Life Account II on March 22, 2006. The assets of each Annuity Account support variable annuity contracts. The assets of each Life Account support variable life insurance policies.

Under Wisconsin insurance law, the assets of each Account are owned by the Company, but are held separately from the other assets of the Company for the sole benefit of the owners of, and the persons entitled to payment under the Contracts. The investment operations of the Accounts are kept separate from the Company’s other operations. Income and all net realized and unrealized gains and losses arising from the assets of the Accounts are credited to or charged against the applicable Account without regard to the other income, gains, or losses of the Company. As provided under the applicable Contracts, each Account is not charged with liabilities arising out of any other business of the Company. The Company and its creditors cannot reach the assets of any Account to satisfy the Company’s other obligations until the Company’s obligations under the applicable Contracts have been satisfied; however, all of the Company’s assets (except those held in other separate accounts) are available to satisfy its obligations under the Contracts. Separate account charges are assessed as a percentage of a Contract owner’s Account assets and may vary for certain Contracts based upon the average size of the Contract owner’s account balance in the applicable Account.

Each Account is a “separate account” as defined by Rule 0-1(e) under the 1940 Act and is registered with the Commission as a unit investment trust under the 1940 Act. Unless otherwise indicated, the interests in each Account offered through the Contracts have also been registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4 for the variable annuity Contracts offered under the Annuity Accounts and Form N-6 for the variable life insurance Contracts offered under the Life Accounts. The File Nos. for the Accounts and the applicable Contracts are as follows1:

Account/Contract	1940 Act File No.	1933 Act File No.
NML Variable Annuity Account A2	811-21887	—
Flexible Payment Variable Annuity	811-21887	333-72913
Flexible Payment Variable Annuity (Fee Based)	811-21887	333-133380

NML Variable Annuity Account B	811-1668	—

1 Pursuant to Rule 0-4 under the 1940 Act, the registration statements for each Contract under the Annuity Accounts, the Life Accounts, the Replaced Fund and the Replacement Fund cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application. Each Contract offered through Northwestern Mutual Variable Life Account is no longer issued. Contract owners may, however, continue to make additional payments into these Contracts.

2 Some contracts available through corporate pension or profit-sharing plans and trusts or annuity purchase plans as defined under certain provisions of the Internal Revenue Code are exempt from the statutory prospectus requirements of the 1933 Act. These Contracts are offered through the use of an “offering circular.”

Flexible Payment Variable Annuity	811-1668	2-29240
Flexible Payment Variable Annuity (Fee Based)	811-1668	333-33232

NML Variable Annuity Account C2	811-21886	—
Flexible Payment Variable Annuity (Network Edition)	811-21886	333-133381
Group Combination Variable Annuity	811-21886	2-89905-01

Northwestern Mutual Variable Life Account	811-3989	—
Variable Whole Life	811-3989	2-89972
Variable CompLife®	811-3989	33-89188
Variable Executive Life	811-3989	333-36865
Variable Joint Life	811-3989	333-59103

Northwestern Mutual Variable Life Account II	811-21933	—
Custom Variable Universal Life	811-21933	333-136124
Executive Variable Universal Life	811-21933	333-136305
Survivorship Variable Universal Life	811-21933	333-136308

Each Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual funds made available as investment vehicles underlying the Contracts. There are currently forty underlying funds offered as investment options under each Contract, including the Replaced Fund.3 Except with respect to the Company’s general account’s investment in the form of seed capital, the Accounts, on behalf of the variable annuity and variable life insurance Contract owners, own directly, 100% of the Replaced Fund. The Replacement Fund will be made available under the Contracts offered through each Account before the date the substitution is effected.

3.	The Contracts

The variable annuity Contracts are either flexible premium variable annuity contracts or unallocated group combination variable annuity contracts. The variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and the allocation of values to variable or fixed investment options during the settlement period, and for the payment of a death benefit upon the death of the annuitant. The variable life insurance Contracts are either variable whole life forms of insurance contracts or variable universal life insurance contracts. The variable life insurance Contracts provide for the accumulation of values on a variable basis throughout the insured’s life (or the insureds’ lives in the case of joint survivorship contracts), and for the payment of a death benefit upon the death of the insured(s).

3 The Replaced Fund’s principal investment strategy is designed to provide exposure to the returns of the commodities markets. The Replaced Fund is currently the only investment option available under the Contracts with such a principal investment strategy.

Contract owners may transfer all or any part of the Contract value from one subaccount to another subaccount, or to a fixed account in the case of some of the variable annuity Contracts. The Contracts do not limit the number of times that a Contract owner can transfer among the subaccounts except (i) with respect to the Company’s right to impose certain limitations to deter frequent trading activity to comply with Forms N-4 and N-6 and Rule 22c-2 under the 1940 Act and as described in the applicable prospectus4 for the Contract, (ii) any limitations on transfers with respect to the fixed accounts as described in the applicable variable Annuity Contract prospectuses, (iii) any limitations imposed by an investment advisory program in which the Contract was purchased, or (iv) any other normal and customary restrictions on transfers noted in the applicable prospectus previously provided to Contract owners.5

The Contracts do not currently impose (although they reserve the right to impose) any charges or fees for executing transfers among the subaccounts other than tax penalties required by law. The terms and conditions, including charges and expenses, applicable to each Contract are described in the prospectus relating to such Contract. Guaranteed living benefit rider features are not available with any of the Contracts. Under each of the Contracts (the proper form of which is provided to every Contract owner) as well as the prospectus for each Contract, the Company has the right to substitute shares of one fund for shares of another fund managed by either the same investment adviser or by a different investment adviser.

The Company, on behalf of the Accounts, has entered into an agreement with Northwestern Mutual Investment Services, LLS (“NMIS”), an affiliate, for the distribution and sale of the Contracts. Pursuant to this agreement, NMIS serves as principal underwriter of the Contracts and sells the Contracts through its registered representatives. NMIS is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of NMIS is 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

4 This includes offering circulars in the case of certain annuity Contracts. See supra, note 2. For purposes of this Application, unless otherwise noted with respect to an underlying fund, the term “prospectus” shall include “offering circular.”

5 For example, some Contracts require that transfers to other fixed or variable investment options be in whole percentages of Contract value to be transferred from the affected investment option(s), be of a certain de minimis amount, or not result in Contract value allocated across more than a specified number of investment options indicated in the Contract.

II.	DESCRIPTION OF THE FUNDS

A.	The Replaced Fund and Its Investment Adviser

The Replaced Fund is registered as an open-end management investment company and is a series of the Series Fund, a Maryland corporation (1940 Act File No. 811-03990). The Series Fund has also registered its shares under the 1933 Act on Form N-1A (File No. 002-89971) and offers its shares only to the Company and the Accounts for purposes of funding the Contracts. The Replaced Fund has entered into an investment advisory agreement with Mason Street Advisors, LLC (“MSA”), a wholly-owned subsidiary of the Company. MSA is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. Under the investment advisory agreement, and subject to general oversight of the Board of Directors of the Series Fund (the “Replaced Fund’s Board”), MSA acts as investment adviser to the Replaced Fund’s portfolio of investments and provides investment management and certain administrative services to the Fund. MSA has the authority to retain one or more sub-advisers to provide day-to-day management services to the Replaced Fund pursuant to an order from the Commission that allows MSA to utilize a multi-manager structure to manage the Replaced Fund’s assets.6 Pursuant to the order, MSA, with the approval of the Replaced Fund’s Board, is exempt from Section 15(a) of the 1940 Act to the extent necessary to select and/or replace unaffiliated sub-advisers to manage all or a portion of the Replaced Fund’s assets without obtaining shareholder approval.

MSA has entered into a sub-advisory agreement with Credit Suisse Asset Management, LLC (“CSAM”). CSAM is part of the asset management business of Credit Suisse Group AG, a worldwide bank and financial services provider. CSAM is located at One Madison Avenue, New York, New York 10010. Under the sub-advisory agreement, and subject to the general oversight of MSA and the Replaced Fund’s Board, CSAM manages the Replaced Fund’s portfolio of investments.

MSA receives an investment management fee from the Replaced Fund for its investment advisory and administrative services. MSA has agreed to assume expenses incurred by it in connection with managing the investment advisory and some administrative operations of the Replaced Fund in connection with its investment

6 Northwestern Mutual Series Fund, Inc. and Mason Street Advisors, LLC, Release No. IC-27520 (Oct. 17, 2006) (Order).

services. All administrative and operating expenses not specifically assumed by MSA are the responsibility of the Replaced Fund. MSA pays CSAM a portion of its investment advisory fee for its sub-advisory services. MSA and the Replaced Fund are affiliates (as that term is defined by the 1940 Act) of the Company and the Accounts, and CSAM is a second-tier affiliate of the Company and the Accounts by virtue of its role as investment sub-adviser of the Replaced Fund.

In addition, the Replaced Fund may invest up to 25% of its total assets in the NMSF Cayman Commodity Fund, Ltd. (the “NMSF Subsidiary”), a wholly owned subsidiary of the Replaced Fund organized under the laws of the Cayman Islands. The NMSF Subsidiary is not registered under the 1940 Act. MSA manages the NMSF Subsidiary’s operations pursuant to an investment advisory agreement with the NMSF Subsidiary, and CSAM selects the NMSF Subsidiary’s investments pursuant to an investment sub-advisory agreement with MSA. Under those agreements, MSA and CSAM provide the NMSF Subsidiary with the same type of investment advisory and sub-advisory services, under the same terms, as are provided to the Replaced Fund.

The NMSF Subsidiary pays an investment management fee to MSA pursuant to its investment advisory agreement and MSA pays a portion of those fees to CSAM for its services pursuant to its sub-advisory agreement. However, to avoid the duplication of investment management fees on the assets within the NMSF Subsidiary, MSA has implemented a fee waiver agreement pursuant to which it waives a portion of its advisory fee paid by the Replaced Fund equal in amount to the investment advisory fee received by MSA from the NMSF Subsidiary. Likewise, CSAM waives that portion of the sub-advisory fee paid by MSA equal to the amount MSA pays CSAM under its sub-advisory agreement in connection with assets invested in the NMSF Subsidiary. Each of these contractual fee waivers will remain in effect so long as the Replaced Fund has assets invested in the NMSF Subsidiary. The NMSF Subsidiary’s advisory and sub-advisory agreements provide for their automatic termination upon the termination of the investment advisory agreement and sub-advisory agreement relating to the Replaced Fund, respectively.

B.	The Replacement Fund and Its Investment Adviser

The Replacement Fund is registered as an open-end management investment company and is a series of Credit Suisse Trust, a Delaware statutory trust (1940 Act File No. 811-07261). Credit Suisse Trust has registered its shares under the 1933 Act on Form
N-1A (File No. 033-58125) and offers its shares only to variable annuity and variable life insurance contracts offered by the separate accounts of certain insurance companies, to certain tax-qualified pension and retirement plans and other investment companies. The Replacement Fund has entered into an investment advisory agreement with CSAM under which CSAM acts as investment adviser for the Replaced Fund’s portfolio of investments. Under the investment advisory agreement, and subject to the general oversight of the Board of Trustees of Credit Suisse Trust (the “Replacement Fund’s Board”), CSAM is obligated to provide management services to the Fund. CSAM receives an investment management fee from the Replacement Fund for its investment advisory services and has voluntarily agreed to waive fees and reimburse expenses so that the Replacement Fund’s annual operating expenses will not exceed 1.05% of average daily net assets. The Replacement Fund bears all of its own expenses not specifically assumed by CSAM or another service provider to the Fund.

Currently, the Replacement Fund is neither an affiliate nor a second-tier affiliate of the Company or the Accounts. However, for purposes of Section 2(a)(3) of the 1940 Act, after the substitution the Replacement Fund may be deemed an affiliate of the Company and the Accounts, if the Accounts own 5% or more of the shares of the Replacement Fund. CSAM is currently a second-tier affiliate of the Accounts by virtue of its role as investment sub-adviser to the Replaced Fund.

In addition, the Replacement Fund invests up to 25% of its total assets in the Credit Suisse Cayman Commodity Fund II, Ltd. (the “Credit Suisse Subsidiary”), a wholly owned subsidiary of the Replacement Fund organized under the laws of the Cayman Islands. The Credit Suisse Subsidiary is not registered under the 1940 Act. Credit Suisse manages the Credit Suisse Subsidiary’s operations pursuant to an investment advisory agreement with the Credit Suisse Subsidiary. However, CSAM does not receive separate compensation from the Credit Suisse Subsidiary for its investment advisory services.

C.	Comparison of Investment Objectives, Principal Investment Strategies and Principal Investment Risks of the Replaced Fund and the Replacement Fund

The Funds’ investment objectives, principal investment strategies and risks are substantially the same. The information below largely summarizes applicable language in each Fund’s current summary prospectus and is hereby supplemented by such prospectuses.

THE REPLACED FUND	THE REPLACEMENT FUND
Investment Objective The Replaced Fund’s investment objective is total return.	Investment Objective The Replacement Fund’s investment objective is total return.

Principal Investment Strategies

The Replaced Fund is designed to achieve positive total return relative to the performance of the Dow Jones-UBS Commodity Index Total ReturnSM (“DJ-UBS Index”).[7]

The Replaced Fund gains its principal exposure to the commodities markets by investing up to 25% of its total assets in the NMSF Subsidiary, which has the same investment objective as the Replaced Fund. The NMSF Subsidiary invests primarily in commodity index-linked and commodity-linked derivative instruments, including swap agreements, commodity options, futures and options on futures.

To a lesser extent, the Replaced Fund may gain exposure to commodities markets by investing directly in commodity-linked derivatives and other derivative instruments, including swap agreements. The Replaced Fund will limit its direct investments in commodity-linked swap agreements or certain other commodity-linked derivatives such that the income derived from those instruments is limited to a maximum of 10% of the Replaced Fund’s annual gross income. The Replaced Fund does not intend to invest in physical commodities.

For the portion of the Replaced Fund’s assets not invested in commodity-linked derivatives, the Replaced Fund will invest in fixed income securities. The Replaced Fund emphasizes investment-grade fixed income securities and its fixed income portfolio will normally have an average duration of one year or less.

The Replaced Fund may invest without limit in U.S.

Principal Investment Strategies

The Replacement Fund is designed to achieve positive total return relative to the performance of the DJ-UBS Index.

The Replacement Fund gains exposure to commodities markets by investing up to 25% of its total assets in the Credit Suisse Subsidiary and by investing in commodities-linked structured notes. The Credit Suisse Subsidiary invests primarily in commodity-linked derivative instruments, including swap agreements, commodity options, futures and options on futures. Although the Replacement Fund may enter into these commodity-linked derivative instruments directly, the Replacement Fund likely will gain exposure to these derivative instruments indirectly by investing in the Subsidiary.

The Credit Suisse Subsidiary also will invest in fixed income instruments, some of which are intended to serve as margin or collateral for the Credit Suisse Subsidiary’s derivatives positions. The Replacement Fund invests in a portfolio of fixed income securities that in normal circumstances has an average duration of one year or less and at least 90% of which consists of investment-grade fixed income securities. The Replacement Fund does not intend to invest in physical commodities.

7 The DJ-UBS Index is a broadly diversified futures index currently composed of futures contracts on twenty-two physical commodities. Because each Fund seeks to achieve positive total return relative to the DJ-UBS Index, they are not index funds and there can be no guarantee that this performance will be achieved.

THE REPLACED FUND	THE REPLACEMENT FUND
dollar-denominated foreign securities and may invest up to 30% of its assets in non-U.S. dollar-denominated securities.

  Principal Investment Risks

•     Regulatory Risk – The CFTC and U.S. and foreign exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Any of these actions, if taken, could adversely affect the performance of the Replaced Fund by limiting or precluding investment decisions the Replaced Fund might otherwise make. As a result of recent regulatory developments, the Replaced Fund will be operated in accordance will applicable regulations governing commodity pools. The full extent of these requirements and their potential impact on the Replaced Fund remains uncertain. Compliance with these additional regulatory requirements may increase the Replaced Fund’s expenses when fully implemented and other potentially adverse regulatory initiatives could develop.

  Principal Investment Risks

•     CFTC Regulation Risk – Due to recent Commodity Futures Trading Commission (“CFTC”) rule amendments, the disclosures and operations of the Replacement Fund will need to comply with applicable regulations governing commodity pools, which will increase the Replacement Fund’s regulatory compliance costs. Other potentially adverse regulatory initiatives could develop.

•     Commodity Risk – The Replaced Fund’s investment in commodity-linked derivative instruments may subject the Replaced Fund to greater volatility than investments in traditional securities, particularly if the instruments involve leverage. The value of the DJ-UBS Index, and therefore the value of any derivative instruments linked to DJ-UBS Index, may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

•     Commodity Risk – The Replacement Fund’s and the Credit Suisse Subsidiary’s investments in commodity-linked derivative instruments may subject the Replacement Fund to greater volatility than investments in traditional securities, particularly if the instruments involve leverage. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

Use of leveraged commodity-linked derivatives creates an opportunity for increased return but, at the same time, creates the possibility for greater loss (including the likelihood of greater volatility of the Replacement Fund’s net asset value), and there can be no assurance that the Replacement Fund’s use of leverage will be successful.

• Subsidiary Risk – By investing in the NMSF Subsidiary, the Replaced Fund is indirectly exposed	• Subsidiary Risk – By investing in the Credit Suisse Subsidiary, the Replacement Fund is indirectly

THE REPLACED FUND	THE REPLACEMENT FUND

to the risks associated with the NMSF Subsidiary’s investments. The derivatives and other investments held by the NMSF Subsidiary are generally similar to those that are permitted to be held by the Replaced Fund and are subject to the same risks that apply to similar investments if held directly by the Replaced Fund. There can be no assurance that the investment objective of the NMSF Subsidiary will be achieved. The NMSF Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. However, the Replaced Fund wholly owns and controls the NMSF Subsidiary, and the Replaced Fund and the NMSF Subsidiary are both managed by MSA and CSAM, making it unlikely that the NMSF Subsidiary will take action contrary to the interests of the Replaced Fund and its shareholders.

Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Replaced Fund and/or the Subsidiary to operate as it does currently and could adversely affect the Replaced Fund.

exposed to the risks associated with the Credit Suisse Subsidiary’s investments. The derivatives and other investments held by the Credit Suisse Subsidiary are generally similar to those that are permitted to be held by the Replacement Fund and are subject to the same risks that apply to similar investments if held directly by the Replacement Fund. There can be no assurance that the investment objective of the Credit Suisse Subsidiary will be achieved.

The Credit Suisse Subsidiary is not registered under the 1940 Act and, unless otherwise noted in the Replacement Fund’s prospectus, is not subject to the investor protections of the 1940 Act. However, the Replacement Fund wholly owns and controls the Credit Suisse Subsidiary, and the Replacement Fund and the Credit Suisse Subsidiary are both managed by CSAM, making it unlikely that the Credit Suisse Subsidiary will take action contrary to the interests of the Replacement Fund and its shareholders. The Replacement Fund’s Board of Trustees has oversight responsibility for the investment activities of the Replacement Fund, including its investment in the Credit Suisse Subsidiary, and the Replacement Fund’s role as sole shareholder of the Credit Suisse Subsidiary. The Credit Suisse Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Replacement Fund.

Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Replacement Fund and/or the Credit Suisse Subsidiary to continue to operate as it does currently and could adversely affect the Replacement Fund.

•     Correlation Risk – Changes in the value of the derivative may not correlate as intended with the underlying asset, rate or index. For example, changes in the value of a hedging instrument may not match those of the investment being hedged. Related to other types of assets, the prices of commodity-linked instruments may move in different directions than investments in traditional equity and debt securities. However, there can be no guarantee that the Replaced Fund’s commodity-linked investments would not be correlated with traditional financial assets under any particular market conditions. In addition, the performance of the Replaced Fund’s commodity-linked instruments may diverge from the performance of the DJ-UBS Index, perhaps materially.

•     Correlation Risk – Changes in the value of a hedging instrument may not match those of the investment being hedged. In addition, certain of the Replacement Fund’s commodity-linked derivative investments may result in the portfolio’s performance diverging from the DJ-UBS Index, perhaps materially. For example, a structured note can be structured to limit the loss or the gain on the investment, which would result in the Replacement Fund not participating in declines or increases in the DJ-UBS Index that exceed the limits.

THE REPLACED FUND	THE REPLACEMENT FUND

•     Credit Risk – The Replaced Fund could lose money if the issuer or guarantor of a fixed income security or the counterparty to a contract, including derivatives contracts, is unwilling or unable to meet its financial obligations.

• Credit Risk – The issuer of a security or the counterparty to a contract, including derivatives contracts, may default or otherwise become unable to honor a financial obligation.

•     Derivatives Risk – The value of a derivative generally depends upon, or is derived from, an underlying asset, reference rate or index. The Replaced Fund typically uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. The Replaced Fund may also use derivatives for leverage, which could result in greater volatility for the Replaced Fund, particularly during periods of market decline, and could magnify losses. Investments in derivatives may not have the intended effects and may result in losses for the Replaced Fund that may not have otherwise occurred or missed opportunities for the Replaced Fund. The Replaced Fund’s use of derivative instruments, particularly commodity-linked derivatives, involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives also involve commodity, counterparty, correlation, management, credit, interest rate, liquidity and market risks, and the risks of mispricing or improper valuation. Investing in derivatives could cause the Replaced Fund to lose more than the principal amount invested.

•     Derivatives Risk – Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The Replacement Fund typically uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. The Replacement Fund may also use derivatives for leverage. The Replacement Fund’s use of derivative instruments, particularly commodity-linked derivatives, involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of other risks, such as commodity risk, correlation risk, liquidity risk, interest rate risk, market risk and credit risk. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Replacement Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

•     Exposure Risk – Exposure risk is the risk associated with investments (such as derivatives) or practices that increase the amount of money the Replaced Fund could gain or lose on an investment. Related to hedging, exposure risk could multiply losses generated by a derivative or practice used for hedging purposes. Such losses should be substantially offset by gains on the hedged investment. However, while hedging can reduce or eliminate losses, it can also reduce or eliminate gains. For speculative positions, to the extent that a derivative or practice is not used as a hedge, the Replaced Fund is directly exposed to its risks. Gains or losses from speculative positions in a derivative may be much greater than the derivative’s original cost.

•     Exposure Risk – The risk associated with investments (such as derivatives) or practices (such as short selling) that increase the amount of money the Replacement Fund could gain or lose on an investment.

Hedged Exposure Risk – Could multiply losses generated by a derivative or practice used for hedging purposes. Such losses should be substantially offset by gains on the hedged investment. However, while hedging can reduce or eliminate losses, it can also reduce or eliminate gains.

Speculative Exposure Risk – To the extent that a derivative or practice is not used as a hedge, the portfolio is directly exposed to its risks. Gains or losses from speculative positions in a derivative may be much greater than the derivative’s original cost. For example, potential losses from commodity-

THE REPLACED FUND	THE REPLACEMENT FUND
linked notes or swap agreements, from writing uncovered call options and from speculative short sales are unlimited.

•     Focus Risk – The Replaced Fund will be exposed to the performance of commodities in the DJ-UBS Index, which may from time to time have a small number of commodity sectors (e.g., energy, metals or agricultural) representing a large portion of the DJ- UBS Index. As a result, the Replaced Fund may be subject to greater volatility than if the DJ-UBS Index were more broadly diversified among commodity sectors.

•     Focus Risk – The Replacement Fund is exposed to the performance of commodities in the DJ-UBS Index, which may from time to time have a small number of commodity sectors (e.g., energy, metals or agricultural) representing a large portion of the index. As a result, the Replacement Fund may be subject to greater volatility than if the index were more broadly diversified among commodity sectors. If the Replacement Fund is exposed to a significant extent to a particular commodity or subset of commodities, the Replacement Fund will be more exposed to the specific risks relating to such commodity or commodities and will be subject to greater volatility than if it were more broadly diversified among commodity sectors.

• Interest Rate Risk – The value of the Replaced Fund’s fixed income or derivative investments may decline because of a change in market interest rates.

•     Interest Rate Risk – Changes in interest rates may cause a decline in the market value of an investment. With bonds and other fixed income securities, a rise in interest rates typically causes a fall in values, while a fall in interest rates typically causes a rise in values.

•     Liquidity Risk – Particular derivative investments such as commodity-linked swaps may be difficult to purchase or sell at an advantageous time or price, if at all. These risks may be magnified during periods of economic turmoil or in an extended economic downturn.

•     Liquidity Risk – Certain portfolio holdings, such as commodity-linked notes and swaps, may be difficult or impossible to sell at the time and the price that the Replacement Fund would like. The Replacement Fund may have to lower the price, sell other holdings instead or forgo an investment opportunity. Any of these could have a negative effect on portfolio management or performance.

•     Market Risk – The market price of securities owned by the Replaced Fund may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular commodities, issuers, sectors or industries. These fluctuations, which are often referred to as “volatility,” may cause a security to be worth less than it was worth at an earlier time.

•     Market Risk – The market value of a security may fluctuate, sometimes rapidly and unpredictably. These fluctuations, which are often referred to as “volatility,” may cause a security to be worth less than it was worth at an earlier time. Market risk may affect a single issuer, industry, commodity, sector of the economy, or the market as a whole. Market risk is common to most investments – including stocks, bonds and commodities, and the mutual funds that invest in them.

Bonds and other fixed income securities generally involve less market risk than stocks and commodities. The risk of bonds can vary significantly depending upon factors such as issuer and maturity. The bonds of some companies may be riskier than the stocks of others.

THE REPLACED FUND	THE REPLACEMENT FUND

•     Non-Diversification Risk – The Replaced Fund is classified as a non-diversified fund and is permitted to invest a greater proportion of its assets in the securities of a smaller number of issuers. As a result, the Replaced Fund’s performance may be more volatile than the performance of a more diversified fund.

•     Non-Diversification Risk – The Replacement Fund is considered a non-diversified investment company under the 1940 Act, and is permitted to invest a greater proportion of its assets in the securities of a smaller number of issuers. As a result, the Replacement Fund may be subject to greater volatility with respect to its portfolio securities than a fund that is diversified.

• High Portfolio Turnover Risk – Active and frequent trading may cause higher brokerage expenses and other transaction costs, which may adversely affect the Replaced Fund’s performance.	• Portfolio Turnover Risk – Active and frequent trading increases transaction costs, which could detract from the Replacement Fund’s performance.

•     Tax Risk – The tax treatment of derivative instruments, including commodity-linked derivative instruments, may be affected by changes in legislation, regulations or other legally binding authority that could affect the character, timing and amount of the Replaced Fund’s taxable income or gains and distributions. The Replaced Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) concluding that the income generated by its investment in the Subsidiary, which invests in commodity-linked derivative instruments, would be “qualifying income” for regulated investment company qualification purposes. However, in late July 2011, the IRS suspended the granting of private letter rulings like the one received by the Replaced Fund. As a result, there can be no assurance that the IRS will not change its position or otherwise determine that the income derived from the Replaced Fund’s investment in the NMSF Subsidiary does not constitute qualifying income. If the IRS takes an adverse position relating to the treatment of such income, the Replaced Fund would likely need to significantly change its investment strategies, which could adversely impact the Replaced Fund.

•     Tax Risk – Any income the Replacement Fund derives from direct investments in commodity-linked swaps or certain other commodity-linked derivatives must be limited to a maximum of 10% of the Replacement Fund’s gross income in order for the Replacement Fund to maintain its pass through tax status. The Replacement Fund has obtained a private letter ruling from the IRS confirming that the income produced by certain types of structured notes constitutes “qualifying income” under the Code. In addition, the IRS has issued a private letter ruling to the Replacement Fund confirming that income derived from the Replacement Fund’s investment in its Credit Suisse Subsidiary will also constitute qualifying income to the Replacement Fund. Based on such rulings, the Replacement Fund seeks to gain exposure to the commodity markets primarily through investments in the Credit Suisse Subsidiary, which invests in commodity-linked swaps, commodity futures and other derivatives, and directly through investments in commodity index-linked notes.

The IRS has recently announced an internal review of its regulatory approach with respect to commodity-related investments by U.S. mutual funds. The IRS has placed a moratorium on the issuance of any additional private letter rulings to U.S. mutual funds.

The IRS, after completion of its internal review, may significantly change its regulatory approach and adopt a regulatory approach to commodity-related investments resulting in significant restrictions on the Replacement Fund’s ability to invest as previously anticipated.

THE REPLACED FUND	THE REPLACEMENT FUND

•     Active Management Risk – The adviser’s investment strategies and techniques may not perform as expected which could cause the Replaced Fund to underperform other mutual funds or lose money.

•     Counterparty Risk – The Replaced Fund may sustain a loss in the event the other party(s) in an agreement or a participant to a transaction, such as a broker or swap counterparty, defaults on a contract or fails to perform by failing to pay amounts due, failing to fulfill delivery conditions, or failing to otherwise comply with the terms of the contract. Counterparty risk is inherent in many transactions, including derivatives transactions.

•     Foreign Investing Risk – Investing in foreign securities may subject the Replaced Fund to more rapid and extreme changes in value or more losses than a fund that invests exclusively in U.S. securities. This risk is due to potentially smaller markets, differing reporting, accounting and auditing standards, and nationalization, expropriation or confiscatory taxation, currency blockage, political and economic conditions, or diplomatic developments. Investments in emerging markets impose risks different from, and greater than, investments in developed markets. Foreign securities may be less liquid, more volatile, and harder to value than U.S. securities.

•     Leverage Risk – Certain transactions utilized by the Replaced Fund and the NMSF Subsidiary, such as the use of derivative instruments, may give rise to leverage, causing more volatility than if the Replaced Fund had not been leveraged. The use of leverage may cause the Replaced Fund or the NMSF Subsidiary to liquidate positions when it may not be advantageous to do so to satisfy obligations. The use of leveraged commodity-linked derivatives creates an opportunity for increased return but, at the same time, creates the possibility for greater loss (including the likelihood of greater volatility of the Replaced Fund’s net asset value), and there can be no assurance that the Replaced Fund’s use of leverage will be successful.

D.	Comparison of Fees and Expenses, Net Assets and Performance of the Replaced Fund and the Replacement Fund

1.	Fees and Expenses

The following chart compares the investment advisory fees, distribution fees, other expenses, and total operating expenses (before and after any fee waivers and expense reimbursements) of the Funds for the year ended December 31, 2012, expressed as an annual percentage of average daily net assets. The expenses of the Replaced Fund are shown on a pro forma basis (to reflect an anticipated change to the Replaced Fund’s total annual operating expenses), and the expenses of the Replacement Fund are the actual, audited expenses of the Fund for the year ended December 31, 2012. The basis for the pro forma presentation of the Replaced Fund’s expenses is explained in the footnotes to the chart. Shares of the Replaced Fund are not subject to a distribution and/or shareholder service plan adopted pursuant to Rule 12b-1 under the 1940 Act while shares of Replacement Fund are subject to such a plan. Neither the Replaced Fund nor the Replacement Fund imposes a redemption fee, sales load or other shareholder fee. The figures for the Replaced Fund are unaudited, and the figures for the Replacement Fund are audited.

	The Replaced Fund	The Replacement Fund
Investment Advisory Fees (for Fund and Subsidiary)	0.80%[8]	0.50%[9]
Distribution and Service (Rule 12b-1) Fees	N/A	0.25%
Other Expenses	0.14%[10]	0.45%[11]

8Pursuant to its investment advisory agreement, MSA has agreed to assume expenses incurred by it in connection with managing the investment advisory and some administrative operations of the Replaced Fund in connection with such investment advisory services. All administrative and operating expenses not specifically assumed by MSA are the responsibility of the Replaced Fund.

9 Pursuant to its investment advisory agreement, CSAM bears its own expenses incurred in connection with performing its services and voluntarily has agreed to waive fees and reimburse expenses such that the Replacement Fund’s annual operating expenses will not exceed 1.05% of its average daily assets. The Replacement Fund bears all of its own expenses not specifically assumed by CSAM or another service provider. CSAM does not receive a separate management fee for managing the Credit Suisse Subsidiary. However, CSAM receives a management fee from the Replacement Fund with respect to assets invested in the Credit Suisse Subsidiary.

10 The Other Expenses ratio has been restated to reflect (i) the anticipated withdrawal of the Company’s seed capital (in the amount of $39,402,757 as of December 31, 2012), which is intended to occur prior to the substitution, and (ii) the effect of an amendment to the Replaced Fund’s investment advisory agreement, which modified the expense structure of the Replaced Fund to shift to the Replaced Fund the responsibility to pay for certain administrative operating expenses that previously had been assumed by MSA. The pro forma adjustments are appropriate because the pro forma expense numbers better represent the fund expenses Contract owners likely would bear in the absence of the substitution. An adjustment for the removal of seed capital is appropriate because the Company currently intends, irrespective of the substitution, to remove its seed capital in 2013 consistent with its current practices. An adjustment with respect to the changes in the investment advisory agreement is appropriate because the 2012 figures only reflect the effect of the Replaced Fund’s amended and restated investment advisory agreement had on expenses for a part of the fiscal period. The amended and restated advisory agreement was approved effective April 30, 2012, but the modified expense structure took effect on July 1, 2012 due to a special waiver agreement with MSA that delayed implementation. Absent the pro forma changes, the Replaced Fund’s “Other Expenses”, “Total Annual Operating Expenses” and “Net Total Annual Operating Expenses” would be 0.05%%, 0.93%, and 0.89%, respectively.

11 The “Other Expenses” ratio does not reflect the estimated, potential effect of the addition of the Replaced Fund’s assets attributable to the Accounts in the amount of $113,805,262 (i.e., total assets of $153,208,019 as of December 31, 2012 minus seed capital in the amount of $39,402,757 as of December 31, 2012). If that additional amount were included pro forma in the Replacement Fund’s assets, we estimate that the pro forma “Other Expenses” and “Net Total Annual Operating Expenses” (including the addition of certain, anticipated administrative expenses on assets attributable to the Accounts) would be 0.41% and 1.16%, respectively. The reduction in the “Other Expenses” ratio reflects the pro forma effect of the spreading of certain expenses, such as Trustees’ expenses and legal fees, over a larger asset base.

	The Replaced Fund	The Replacement Fund
Acquired Fund Fees and Expenses[12]	0.05%	0.00%
Total Annual Operating Expenses	0.99%	1.20%
Expense Reimbursement and/or Fee Waiver	(0.04%)[13]	0.00%
Net Total Annual Operating Expenses	0.95%	1.20%[14]

2.	Net Assets

The following chart compares the level of net assets of each Fund on December 31, 2012 for the prior two (2) calendar years, as well as the levels of net assets of the Accounts invested in the Replaced Fund for the same time periods.

The Replaced Fund		The Replacement Fund
Net Assets	Net Assets Represented by the Accounts[15] (not including seed capital)	Net Assets

12 “Acquired Fund Fees and Expenses” represent the Replaced Fund’s expenses indirectly incurred as a result of its investments in investment companies and other pooled investment vehicles as well as the expenses of investing in the NMSF Subsidiary. The Replacement Fund’s corresponding expenses are included in its “Other Expenses”.

13MSA has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Replaced Fund (excluding taxes, brokerage, other investment-related costs, interest and dividend expenses and charges and extraordinary expenses) to an annual rate 0.95% of the Replaced Fund’s average net assets. This expense limitation agreement may be terminated by MSA at any time after April 30, 2014. MSA has also entered into an agreement to waive its management fee charged the Replaced Fund in an amount equal to the management fee paid to it by the NMSF Subsidiary. This waiver will remain in effect for the life of the Replaced Fund so long as the Replaced Fund remains invested in the NMSF Subsidiary.

14CSAM has voluntarily agreed to waive fees and reimburse expenses such that the Replacement Fund’s annual operating expenses will not exceed 1.05% of its average daily assets. Pursuant to this voluntary agreement, in 2012 CSAM waived fees and reimbursed expenses with respect to the Replacement Fund of 0.15% of average daily net assets, such that its actual Net Operating Expenses for the year ended December 31, 2012 were 1.05%.

15No separate accounts other than the Accounts invest in the Replaced Fund.

As of 12/31/2012	$153,208,019	$113,805,262	$93,435,283[16]
As of 12/31/2011	$90,899,230	$50,397,115	$110,687,581

3.	Performance

The following table shows average annual total return as of December 31, 2012 for each Replaced Fund and the Replacement Fund:

	1 Year	5 Year	Since Inception	Inception Date
The Replaced Fund	-2.35%	N/A	-13.28%	April 29, 2011
The Replacement Fund	-2.09%	-4.60%	-0.21%	February 28, 2006

III.	THE PROPOSED SUBSTITUTION

A.	Summary of Reasons for the Proposed Substitution

A recent rule amendment adopted by the CFTC eliminated the Replaced Fund’s ability to rely on the exclusion provided by CFTC Rule 4.5 to avoid regulation as a commodities pool unless it were to substantially curtail its use of futures, options, swaps and other financial instruments now regulated by the CFTC (“commodities interests”), which would prevent it from pursuing its principal investment strategies. Amended Rule 4.5 limits the Replaced Fund’s use of commodities interests to (i) bona fide hedging transactions, as defined by the CFTC, and (ii) “speculative” transactions, provided that the speculative positions do not exceed 5% of the liquidation value of the Replaced Fund.17 If the Replaced Fund were to comply with those requirements so as to qualify for an exemption, under Rule 4.5, it would be unable to utilize its current principal investment strategies as described in its prospectus, which contemplates “speculative” investment in commodities interests substantially in excess of the 5% of the liquidation value of the Replaced Fund.

16The pro forma Net Assets of the Replacement Fund as of December 31, 2012 would be $207,240,545, as adjusted to include the Net Assets of the Replaced Fund represented by the Accounts as of that date.

17 In the alternative, Rule 4.5 excludes investment companies whose aggregate net notional value of positions in commodity futures, options or swaps does not exceed 100% of the liquidation value of the fund’s portfolio after taking into account unrealized profits and losses on any such positions.

As a result of this amendment, MSA has registered as a Commodity Pool Operator (“CPO”) with respect to the Replaced Fund and the operations of the Replaced Fund need to comply with all applicable CFTC and National Futures Association (“NFA”) rules and regulations (once certain implementing regulations are completed and implemented). Under this alternative, the Replaced Fund could continue to engage in its current investment program, but the Replaced Fund’s compliance and other related expenses, which are indirectly borne by Contract owners, likely would increase to address the operational, legal and liability issues attendant upon the additional regulatory regime, including significant changes to the Replaced Fund’s disclosure documents. Other potentially adverse regulatory initiatives could also develop, creating unforeseen additional operational, legal or liability issues.

While MSA has registered as a CPO with the NFA, MSA has determined that operating a commodity pool or advising investments of the type implicated by the new CFTC rule amendments are not in line with MSA’s core expertise or strategic business priorities. Accordingly, it is unwilling to maintain this status for the long term and subject itself to new and substantial regulatory and other burdens. Moreover, it is anticipated that all other portfolios of the Series Fund will continue to be operated in a manner which will permit each portfolio to rely on CFTC Rule 4.5, as amended, consistent with their principal investment strategies.

MSA has informed the Replaced Fund’s Board of Directors that in light of the consequences of these new regulatory requirements, it has determined to discontinue its services as investment adviser to the Replaced Fund and that the Replaced Fund be terminated. Given these circumstances, the Replaced Fund’s Board of Directors, at a meeting of the Board held on February 21, 2013, decided to terminate the Replaced Fund and liquidate its assets as soon as is reasonably practicable.18

In light of this eventuality, after evaluating its options, the Company has determined that substituting another investment option for the Replaced Fund would be in the best interests of Contract owners. After evaluating the investment program, structures and costs of other investment options, the Company concluded that the

18 The Replaced Fund’s Board may terminate the Replaced Fund without a shareholder vote pursuant to its general authority under Maryland corporate law.

Replacement Fund is the best available alternative investment option because, among other things and as outlined in this Application, the Replacement Fund most clearly has the potential to meet Contract owner investment expectations, it has comparatively better investment performance and it has comparable fees and expenses (net of the proposed reimbursements by the Company, as described in section III.B.6. below). In addition, the Replacement Fund offers an immediate opportunity for increased economies of scale resulting from the infusion of assets currently held by the Replaced Fund, as well as future opportunity for asset growth due to its availability to other, unaffiliated separate accounts and pension plans, as well as other investment companies. Accordingly, for the reasons explained in more detail below, the Applicants seek the Commission’s approval under Section 26(c) of the 1940 Act to substitute shares of the Replacement Fund for shares of the Replaced Fund.

B.	The Proposed Substitution Has the Best Potential to Meet Contract Owner Investment Expectations

The Replacement Fund will provide the best possible consistency in terms of investment objectives and strategies, risks, and management, and provides comparable performance. The Replacement Fund has an identical investment objective and nearly identical investment strategies to those of the Replaced Fund. The Replacement Fund also provides the greatest possible continuity of investment management services because the investment adviser to the Replacement Fund is the current sub-adviser to the Replaced Fund, and the same portfolio managers make the day-to-day investment decisions for both Funds.

1.	The Funds Have Virtually Identical Investment Objectives and Investment Strategies

The Replaced Fund and the Replacement Fund both seek total return as their investment objective and seek to achieve positive total return relative to the performance of the DJ-UBS Index.

The principal investment strategies of each Fund are virtually identical. Each Fund gains exposure to the commodities markets by investing up to 25% of its assets in a wholly-owned Cayman Islands subsidiary, which in turn may invest in various commodity-linked derivative instruments, including swap agreements, commodity options, futures and options on futures. In order to obtain additional commodities exposure, each Fund may also invest directly in commodity-linked derivative instruments and securities. However, both Funds gain exposure to commodities markets from investing in their respective Subsidiaries (and by investing in commodities-linked structured notes in the case of the Replacement Fund). Each Fund and its respective Subsidiary may also invest in fixed income securities for collateral or other reasons. Each Fund’s fixed income securities portfolio in normal circumstances has an average duration of one year or less and emphasizes investment-grade fixed income securities. The Replaced Fund may invest without limit in U.S. dollar-denominated foreign securities and may invest up to 30% of its assets in non-U.S. dollar-denominated securities and may invest in securities of companies in emerging markets. Both the Replaced Fund and the Replacement Fund may invest to a limited extent in preferred stock and each Fund also retains the flexibility to invest to a limited extent in common stock and convertible securities.

2.	The Funds Have Substantially Similar Principal Investment Risks

Because the Replaced Fund and the Replacement Fund share identical investment objectives and virtually identical principal investment strategies, both Funds share substantially similar risk profiles, as shown in the chart in section II.C. above. These risks may generally be characterized as the risks applicable to a non-diversified portfolio seeking to generate commodities-linked returns by investing in commodity-linked derivative instruments and securities, principally by means of investment through a Cayman Island subsidiary. Both Funds face the risk that the derivative instruments they purchase are not well-correlated with the security, index or currency to which it relates, among other risks. Both Funds face the risk that the investment strategies employed by CSAM may cause the Funds to underperform their benchmarks or lose money and each Fund is subject to the general risks associated with counterparties and leveraging given the nature of its investments. Unlike the Replaced Fund, the Replacement Fund is not subject to the risks of investing in the securities of companies in emerging markets and the risks of investing in equity securities other than preferred stock.

3.	The Proposed Substitution Will Provide Continuity of Investor Expectations and Investment Management

The Replaced Fund is the only investment option available under the Contracts that offers this type of exposure to the commodities markets, which the Company believes should remain as an investment option. Commodities investments may afford a Contract owner an opportunity to diversify his or her asset allocation to include non-correlated assets classes or meet other investment goals. Substituting the Replacement Fund for the

Replaced Fund will offer Contract owners the opportunity to maintain commodities exposure as part of the asset mix under their Contracts, contributing to and enhancing the Company’s goal of offering an attractive array of investment options under the Contracts covering many various investment styles, objectives, and categories in the risk/return spectrum.

In addition, the Company considers it important that the portfolio of investments in the commodities investment option available to Contract owners continues to be operated pursuant to an enhanced index strategy while maintaining comparable levels of pricing behavior relative to its benchmark. The Replacement Fund best meets this objective because it employs a substantially similar investment program and substantially similar investment strategies. The following table shows the Replaced Fund’s and the Replacement Fund’s beta and volatility (i.e., the standard deviation of each Fund’s total return) for the period from April 29, 2011 (inception date of the Replaced Fund) to January 31, 2013:

	Beta	Volatility
The Replaced Fund	0.96	17.3%
The Replacement Fund	0.97	17.5%

For the period from April 29, 2011 to January 31, 2013, the Replaced Fund and the Replacement Fund have nearly identical betas and volatilities. In addition, the standard deviation of the Replaced Fund’s and the Replacement Fund’s total return relative to their common benchmark index, the DJ-UBS Index, is 1.3% and 1.6%, respectively. This measure is sometimes referred to as “tracking error.” These risk measures, when considered in conjunction with other factors noted in this Application, suggest that the overall risk associated with the Replacement Fund is not materially different from the overall risk associated with the Replaced Fund.

Finally, as stated above, CSAM currently serves as sub-adviser to the Replaced Fund and serves as investment adviser to the Replacement Fund and the same individuals are portfolio managers for both Funds, providing direct continuity of advisory services and largely eliminating the need for additional information regarding a new investment adviser. The Company also believes that the Replacement Fund managed by CSAM, as the sole investment adviser, will be better able to efficiently manage the new regulatory burdens imposed by the CFTC.

4.	Comparison of Expense Ratios, Asset Levels and Investment Performance

The Replacement Fund compares favorably with the Replaced Fund in all these areas. As to expense ratios, the Replacement Fund has a competitive fee structure relative to its asset class and peer group. In addition, as discussed in section III.B.6. below, the Company will make expense reimbursement payments for two years after the substitution. As to comparative asset levels, after the substitution the Replacement Fund will have nearly double the current assets of the Replaced Fund. The Replacement Fund also has broader opportunities for future asset growth and more potential for economies of scale than does the Replaced Fund, because its distribution is not limited to one insurance company’s separate accounts and is also offered to pension plans and to other investment companies. In addition, the Replacement Fund has better investment returns.

a.	Comparison of Expense Ratios

The investment advisory fee of the Replacement Fund, 0.50% of Fund average daily net assets, is significantly lower than the investment advisory fee imposed by the Replaced Fund, 0.80% of Fund average daily net assets. The Replacement Fund has adopted a 0.25% Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act and the Replaced Fund has not. However, the combined investment advisory fee and Rule 12b-1 fees for the Replacement Fund are in the aggregate lower than the Replaced Fund’s investment advisory fee.19

The overall expenses of the Replacement Fund are higher than the overall expenses of the Replaced Fund. As noted in the expense comparison table in Section II.D.1. above, after applying a contractual expense waiver the Replaced Fund’s Total Annual Operating Expense ratio may not exceed 0.95%,20 whereas the Replacement Fund’s Total Annual Operating Expenses ratio in 2012 was 1.20% and reduced to 1.05% through voluntary fee waivers and expense reimbursements by CSAM. Our analysis indicates, however, that taking into consideration on a pro forma

19 The Commission has granted substitution relief in similar circumstances. See e.g., Money Life Insurance Company of America, et al., IC-27929 (Aug. 17, 2007) (Order), File No. 812-13346; and American United Life Insurance Company, IC-24801 (Dec. 27, 2000) (Order) File No. 812-12090.

20 The current expense cap and waiver agreement is set to expire on April 30, 2013 but has been renewed for another year (or until the date of the substitution). There is no guarantee this cap would continue beyond April 30, 2014.

basis the addition of the Replaced Fund’s assets attributable to the Accounts, the Replacement Fund’s pro forma Total Annual Operating Expenses ratio for 2012 would have been 1.16%. As noted below, the opportunity for further economies of scale from further asset growth in the Replacement Fund might also reduce Other Expenses for the Replacement Fund. Unlike the Replaced Fund, which only offers its shares to the Accounts, the Replacement Fund offers its shares to the variable separate accounts of multiple insurance companies and pension plans. Moreover, the Replacement Fund can offer its shares to unaffiliated insurance product funds pursuant to an SEC exemptive order, which permits other management investment companies to invest in, among others, the Replacement Fund in excess of the limits set forth in the 1940 Act.21 Spreading fixed operating costs over a larger asset base may reduce expenses ultimately passed on to Contract owners. In addition, as set forth in section III.B.6 below, the Company has also agreed to “cap” expenses for Contract owners that have Contract value in the subaccount that invests in the Replacement Fund following the substitution.

Finally, as noted in the Comparison of Principal Investment Risks section, both Funds have similar portfolio turnover rates, so portfolio transaction costs are not a point of distinction between them.

b.	Comparison of Asset Levels

The Replaced Fund’s total net assets as of December 31, 2012 were $153,208,019, compared to total net assets of the Replacement Fund of $93,435,283. However, if the figures were restated to reflect the removal of the Company’s seed capital in the amount of $39,402,757,22 the Replaced Fund’s assets would be $113,805,262, which is comparable in size to the Replacement Fund. Further, the Company estimates that after the substitution the Replacement Fund’s assets would likely approximately double in size. Finally, unlike the Replaced Fund, the availability of the Replacement Fund is not restricted to the Accounts, but instead is available to the variable separate accounts of multiple insurance companies, pension plans and other investment companies, offering greater potential for even further asset growth and economies of scale.

21 See Credit Suisse Asset Management, LLC, et al., Release No. IC-30169 (August 15, 2012) (Order).

22 Amount as of December 31, 2012.

c.	Comparable Investment Returns

The Company also believes that an important consideration for substituting the Replacement Fund for the Replaced Fund is Contract owner expectations regarding performance. As shown in the table in Section II.D.3. above, the Replacement Fund’s one year standardized investment return for 2012 was 0.26% higher than the Replaced Fund’s return for the comparable period
(-2.09% vs. -2.35%),23 though long-term performance is less subject to comparison given the relatively recent inception date of the Replaced Fund. Both Funds, however, share the same Morningstar rankings and categories.

5.	Two-Year Expense Cap

Applicants note that the Net Total Annual Expenses after fee waiver and reimbursements for the Replacement Fund are higher than Net Total Annual Operating expenses for the Replaced Fund. In light of this, and consistent with prior substitution applications, for twenty-four months following the date of the substitution and for those Contracts with Contract value invested in the Replaced Fund on the date of the proposed substitution, on or around the last day of each fiscal period (not to exceed a fiscal quarter), the Company will reimburse Contract owners to the extent the sum of the operating expenses of the Replacement Fund (taking into account any fee waivers and expense reimbursements) and subaccount expenses24 for such period exceeds, on an annualized basis, the sum of the operating expenses of the Replaced Fund (taking into account any fee waivers and expense reimbursements) and subaccount expenses for the fiscal year preceding the date of the proposed substitution.25 In addition, for twenty-four months following the date of the proposed substitution, the Company will not increase subaccount expenses of the subaccount investing in the Replacement Fund for Contracts outstanding on the date of the proposed substitution.

23 As of January 31, 2013, the Replacement Fund’s year to date performance was 2.28%.

24 Subaccount expenses refer to those asset-based fees and charges that are deducted on a daily basis from subaccount assets and are reflected in the calculation of subaccount unit values. The mortality and expense risk charge is an example of such asset-based fees and charges. The Company reserves the right to make reasonable adjustments in response to changes in tax laws or the Company’s mortality assumptions. The Staff has recently granted similar relief. See, Mutual of America Life Insurance Company, et al., Act Rel. No. 30335 (December 31, 2012) (Order) and footnote 16 to the Amended and Restated Application (November 21, 2012).

25 See the pro forma table in the “Fees and Expenses” section above.

6.	Communication with Contract Owners

By supplements to the Contract prospectuses, at or around the date of this Application and as may otherwise be appropriate prior to the date of the substitution, the Company will notify existing Contract owners (and will notify new Contract owners who purchase a Contract subsequent to the date of the supplement but prior to the date of substitution) of its intention to take the necessary actions, including seeking the order requested by this Application, to carry out the proposed substitution as described herein. The initial supplement (and subsequent disclosures in the prospectus and elsewhere) advises Contract owners that the Company has filed or will file an application to seek approval of the substitution, and that if the substitution is approved, any Contract value allocated to the subaccount investing in the Replaced Fund on the date of substitution will be automatically transferred to the subaccount investing in the Replacement Fund.

In addition, the supplement discloses that any Contract owner not wanting his or her entire Contract value in the Replaced Fund to be automatically transferred to the Replacement Fund on the date of substitution should consider transferring the Contract value in the Replaced Fund to other investment options available under the Contract. The supplement also discloses to Contract owners that the Company does not impose charges in connection with the transfer to any of the investment options available under the Contract, nor does the Company impose restrictions on transfers (other than short-term trading restrictions on frequent transfers to prevent market timing transactions and other restrictions noted in the applicable Contract prospectus). Finally, the supplement discloses that the Company bears all expenses related to the substitution, and that there would be no tax consequences for Contract owners as a result of the substitution. Additionally, within five days following the date of substitution, Contract owners affected by the substitution will be notified in writing that the substitution was carried out. This notice will largely restate the information set forth in the prospectus supplements described above. The forms of the proposed supplements are attached hereto as exhibits A-1 and A-2, respectively.

The current prospectus for the Replacement Fund will have been provided to all Contract owners prior to the date of substitution and all Contract owners will have been given sufficient advance notice of the date on which the substitution will take effect.

C.	Implementation and Representations

Each Account may carry out the proposed substitution by redeeming some or all shares of the Replaced Fund in-kind on a pro-rata basis, such that the Replacement Fund will receive an approximate proportionate share of every security position in the Replaced Fund’s portfolio in accordance with the conditions set forth in the Commission’s no-action letter issued to Signature Financial Group, Inc. (the “Signature Letter”), as interpreted and supplemented by the SEC in subsequent no-action letters.26 CSAM will review the holdings of the Replaced Fund to determine whether its portfolio holdings would be suitable investments for the Replacement Fund in the overall context of the Replacement Fund’s investment objectives and policies and consistent with the management of the Fund. If the Replacement Fund declines to accept particular securities of the Replaced Fund for the purchase of in-kind shares of the Replacement Fund, then the Replaced Fund will liquidate those portfolio securities and shares of the Replacement Fund will be purchased with cash equal in value to the liquidated portfolio securities. In either event, the proceeds of such redemptions will be used to purchase shares of the Replacement Fund. Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of the Replaced Fund and purchases of shares of the Replacement Fund will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder. The substitution will take place at relative net asset value as of the date of substitution with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investment in any of the Accounts. The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the substitution will be equal to the cash value immediately before the substitution.

Contract owners will not incur any fees or charges as a result of the substitution, nor will their rights or the Company’s obligations under the Contracts be altered in any way, and the substitution will not change Contract owners’ insurance benefits under the Contracts. All applicable expenses incurred in connection with the substitution, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Company or its affiliates. In addition, the substitution will not impose any tax liability on Contract owners. The substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the substitution than before the substitution. The proposed substitution will also not be treated as a transfer of Contract value for purposes of determining the number of transfers permitted under the Contracts’ short-term trading restrictions.

26 Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999) (the “Signature Letter”).

The Company will not exercise any reserved right it may have under the Contracts to impose additional charges for transfers of accumulated Contract value for a period of at least 30 calendar days following the effective date of the substitution. Similarly, after giving proper notice in advance of the substitution, the Company will permit Contract owners to make their first transfer of accumulated Contract value out of the Replaced Fund to another investment option (or the fixed option in the case of certain Variable Annuity contracts), without such transfer being treated as a transfer for purposes of the Contracts’ short-term trading restrictions. As previously noted, the Contracts do not currently impose (although they reserve the right to impose) any charges or fees for executing transfers.

IV.	REQUEST OF ORDER OF APPROVAL UNDER SECTION 26(C)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the substitution by the Company of shares of the Replacement Fund for shares of the Replaced Fund.

A.	Applicable Law

Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments of 1970 (the “1970 Amendments”). Prior to the enactment of the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.27

27 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

Congress responded to the Commissioners’ concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of the investors and provisions of the [1940] Act.28

The proposed substitution appears to involve the substitution of securities within the meaning of Section 26(c) of the 1940 Act.29 For the reasons described herein, the Applicants submit that the proposed substitution meets the standards set forth in Section 26(c) and that, if implemented, the substitution would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision. In addition, the Applicants submit that the proposed substitution meets the standards that the Commission and its Staff have applied to substitutions that have been approved in the past,30 including in situations where the

28 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

29 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Act Rel. No. 12678 (Sept. 21, 1982).

30 See, e.g., Pruco Life Insurance Company, et al., Act Rel. No. 30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance and Annuity Corporation, et al., Act Rel. No. 29947 (Feb. 14, 2012) (Order), File No. 812-13903; Allianz Life Insurance Company of North America, et al., Act Rel. No. 29716 (July 6, 2011) (Order), File No. 812-13821; National Life Insurance Company, et al., Act Rel. No. 29662 (Apr. 29, 2011) (Order), File No. 812-13806; American Family Life Insurance Company, et al., Act Rel. No. 29656 (Apr. 21, 2011) (Order), File No. 812-13842; MetLife Insurance Company of Connecticut, et al., Act Rel. No. 29570 (Jan. 24, 2011) (Order), File No. 812-13816; American United Life Insurance Company, et al., Act Rel. No. 29545 (Dec. 29, 2010) (Order), File No. 812-13780; Nationwide Life Insurance Company, et al., Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et al., Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., Act Rel. No. 29211 (Apr. 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et al., Act Rel. No. 29204 (Apr. 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; and Metlife Insurance Company of Connecticut, et al., Act Rel. No. 28699 (Apr. 20, 2009) (Order), File No. 812-13588.

fund to be replaced did not have a Rule 12b-1 plan and the new fund did, but the new fund’s investment advisory fee and Rule 12b-1 fees, in the aggregate, did not exceed the investment advisory fee of the replaced fund.31 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.

B.	Basis for an Order

The proposed substitution is not the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other subaccounts and a fixed option as applicable. Moreover, as is or will be described in appropriate supplements and elsewhere, the Contracts will offer Contract owners the opportunity to make a one-time transfer out of the affected subaccount into any of the remaining subaccounts without any cost or limitation other than those disclosed in the applicable prospectuses previously provided to Contract owners. Contract owners always have the right to change their allocations at any time without restrictions or charges of any sort beyond those already noted. The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

The proposed substitution is also unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their Contract values. They also select the specific type of insurance coverage or annuity payout offered by the Company under the Contracts, as well as numerous other rights and privileges set forth in the Contracts. Contract owners also may have considered the size, financial condition, type and reputation for service of the Company as the issuer of the Contracts. None of these factors will change as a result of the proposed substitution. In addition, Applicants maintain that the proposed substitution is appropriate given the substantial similarity between the stated investment objectives and principal investment strategies of each Fund, which affords investors with the best possible continuity of investment and risk. Finally, the Company will cap subaccount expenses as noted above.

31See supra, note 19.

V.	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE 1940 ACT

A.	Applicable Law

The 17(a) Applicants also request an order of the Commission under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Company to carry out the proposed substitution by redeeming shares issued by the Replaced Fund in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the Replacement Fund. All in-kind redemptions from the Replaced Fund will be effected in accordance with the conditions set forth in the Signature Letter, as interpreted and supplemented by the SEC in subsequent no-action letters.32 In light of this, the 17(a) Applicants are not requesting relief with respect to the in-kind redemptions effected in connection with the substitution.

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person (“first tier affiliates” and “second tier affiliates”, respectively), acting as principal, from knowingly selling any security or other property to that investment company. Section 17(a)(2) of the 1940 Act generally prohibits such persons acting as principals from knowingly purchasing any security or other property from the registered investment company. Pursuant to Section 17(a) of the 1940 Act, the 17(a) Applicants may be considered affiliates of one or more of the Funds involved in the proposed substitution, based upon the definition of “affiliated person” under Section 2(a)(3) of the 1940 Act. Section 2(a)(3) defines an “affiliated person” of another person, in relevant part, as “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; … (E) if such other person is an investment company, any investment adviser thereof… .”

Shares held by an insurance company separate account are legally owned by the insurance company. The Company does not currently own any part of the Replacement Fund. Therefore, the Replacement Fund is not currently an affiliate (or an affiliate of an affiliate) of the Company’s Accounts or the Company despite the fact that the Replaced Fund and the Replacement Fund share an investment adviser, CSAM. It is anticipated, however, that after the substitution transaction one or more of the Company’s Accounts

32 See supra, note 26.

would own more than 5% of the Replacement Fund. Under these circumstances, because the proposed substitution may be effected, in whole or in part, by means of in-kind redemptions and subsequent purchases of shares, the proposed substitution may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.

Accordingly, as the Company and the Replacement Fund could be viewed as affiliated persons of one another, it is conceivable that this aspect of the proposed substitution could be viewed as being prohibited by Section 17(a). Therefore, the 17(a) Applicants have determined that, out of an abundance of caution, it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases and sales of the Replacement Fund’s shares.

Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Rule 17a-7 under the 1940 Act exempts from Section 17(a), subject to certain enumerated conditions,33 a purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

33 These conditions include, among other things, that (i) the transaction be a purchase or sale for no consideration other than cash payment against delivery of securities with readily available market quotations, (ii) the transaction is effected at the independent current market price of the securities, (iii) the transaction is consistent with each investment company’s policy and registration statement, (iv) no brokerage fees (except for customary transfer fees) are paid in connection with the transaction; and (v) the board of directors of the investment company adopts procedures to ensure compliance with Rule 17a-7.

B.	Basis for an Order

The 17(a) Applicants submit that the terms of the proposed in-kind purchases of shares of the Replacement Fund, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any persons concerned. The 17(a) Applicants also submit that the proposed in-kind purchases will be consistent with the investment policies of the Replaced Fund and the Replacement Fund, as recited in the current registration statements and reports filed by them under the 1940 Act. Finally, the 17(a) Applicants submit that the proposed substitution is consistent with the general purposes of the 1940 Act.

The 17(a) Applicants assert that, to the extent that the in-kind purchases are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all Contract owners. The 17(a) Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each Fund, are reasonable, fair and do not involve overreaching on the part of any person principally because the transactions will conform with all but one of the conditions enumerated in
Rule 17a-7. The proposed transactions will take place at relative net asset values as of the date of substitution in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investment in any of the Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitution. The fees and charges under the Contracts will not increase because of the substitution.

Even though the 17(a) Applicants may not rely on Rule 17a-7, the 17(a) Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons. The board of the Replacement Fund has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which a series may purchase and sell securities to and from their affiliates. The 17(a) Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and the Replacement Fund’s procedures adopted thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. The investment adviser for the Replacement Fund will examine any securities received from an in-kind redemption, and accept any securities that they would otherwise have purchased for cash for the Replacement Fund to hold. The circumstances surrounding the proposed substitution will be such as to offer the Replacement Fund the same degree of protection from overreaching that Rule 17a-7 provides the Replacement Fund generally in connection with the purchase and sale of securities under that Rule in the ordinary course of its business. In particular, the proposed transactions will not be effected at a price that is disadvantageous to the Replacement Fund.

Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its registration statement and as required by Rule 22c-1 under the 1940 Act. Moreover, consistent with Rule 17a-7(d), no brokerage commissions, fees, or other costs or remuneration will be paid in connection with the proposed transactions, except for any brokerage commissions paid in connection with the liquidation of the securities that are not distributed as part of the in-kind redemption, which brokerage costs will be borne by the Company or its affiliates and not by Contract owners.

Consistent with Section 17(b) and Rule 17a-7(c), any in-kind redemptions and purchases for purposes of the proposed substitution will be transacted in a manner consistent with the investment objectives and policies of the Funds, as recited in their registration statements. Any in-kind redemption will be effected on a pro-rata basis, where the Replacement Fund will receive an approximate proportionate share of every security position in the Replaced Fund’s portfolio in accordance with the Signature Letter, as supplemented by the SEC in subsequent no-action letters. CSAM, the adviser to the Replacement Fund, will review the proportionate share of securities holdings of the Replaced Fund to determine whether such holdings would be suitable investments for the Replacement Fund in the overall context of that Fund’s investment objectives and policies and consistent with the management of that Fund. If CSAM declines to accept particular portfolio securities of the Replaced Fund for purchase in-kind of shares of the Replacement Fund, the Replaced Fund will liquidate those portfolio securities as necessary and shares of the Replacement Fund will be purchased with cash equal in value to the liquidated portfolio securities. In addition, the redeeming and purchasing values of such securities will be the same.

The 17(a) Applicants submit that the in-kind redemptions and purchases described above are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act and that the proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. The Commission has previously granted relief to others based on similar facts.34 The 17(a) Applicants represent that the proposed in-kind purchases meet all the requirements of Section 17(b) of the 1940 Act and request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) to the extent necessary to permit the Company, on behalf of the Accounts, to carry out in-kind the proposed substitution by redeeming shares of the Replaced Fund in-kind and using securities distributed as redemption proceeds to purchase shares of the Replacement Fund.

VI.	SPECIFIC REQUEST FOR ORDER

Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution by the Company and 17(a) Applicants request an order of the Commission under Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) to the extent necessary to permit the Company, on behalf of the Accounts, to carry out in-kind the proposed substitution. Applicants submit that, for all the reasons stated above, the proposed substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Furthermore, the 17(a) Applicants submit that the terms of the proposed in-kind sale and purchase, including the consideration to be paid or received, are reasonable and fair to contract owners and do not involve overreaching on the part of any person and that the proposed in-kind sale and purchase is consistent with the policies of each Fund and the general purposes of the 1940 Act.

Applicants and 17(a) Applicants acknowledge that reliance on the exemptive relief requested herein, if granted, depends upon compliance with all the representations and conditions set forth in this Application.

34 See, e.g., Pruco Life Insurance Company, et al., Act Rel. No. 30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance and Annuity Corporation, et al., Act Rel. No. 29947 (Feb. 14, 2012) (Order), File No. 812-13903; Allianz Life Insurance Company of North America, et al., Act Rel. No. 29716 (July 6, 2011) (Order), File No. 812-13821; MetLife Insurance Company of Connecticut, et al., Act Rel. No. 29570 (Jan. 24, 2011) (Order), File No. 812-13816; Nationwide Life Insurance Company, et al., Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et al., Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; and MetLife Insurance Company of Connecticut, et al., Act Rel. No. 29211 (Apr. 20, 2010) (Order), File No. 812-13700.

VII.	COMMUNICATIONS

Please address all communications and questions concerning this Application and Notice and Order to:

Chad E. Fickett, Assistant General Counsel

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Please provide a copy of any communications, Notice or Order to:

Thomas E. Bisset, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Joanne Doldo

Credit Suisse Asset Management, LLC

One Madison Avenue

New York, New York 10010

VIII.	PROCEDURAL MATTERS AND AUTHORIZATIONS

A. Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants, including the 17(a) Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B. The Applicants, including the 17(a) Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C. Statements of Authorization and Verifications required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by the respective Applicants, including the 17(a) Applicants, are attached hereto.

D. All requirements of the charter documents of each Applicant, including each 17(a) Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.

E. Pursuant to Rule 0-2(c) under the 1940 Act, the Resolutions authorizing the officers of each Applicant, including each 17(a) Applicant, to sign and file the Application are attached hereto as Exhibits B-1, B-2, B-3, B-4, B-5 and C, and remain valid. These resolutions remain in full force and effect and are hereby incorporated by reference.

AUTHORIZATION AND SIGNATURE

Under the current Charter and By-Laws of The Northwestern Mutual Life Insurance Company, the business affairs of each of its separate accounts named in this Application, including NML Variable Annuity Account A, NML Variable Annuity Account B, NML Variable Annuity Account C, Northwestern Mutual Variable Life Account and Northwestern Mutual Variable Life Account II (together, the “Separate Accounts”), are conducted with oversight by the Board of Trustees of The Northwestern Mutual Life Insurance Company, as depositor thereof. In accordance with the aforesaid Charter and By-Laws, the making of this Application on behalf of The Northwestern Mutual Life Insurance Company and the Separate Accounts has been authorized by the Board of Trustees of The Northwestern Mutual Life Insurance Company by appropriate action duly taken. Copies of the applicable resolutions are attached as Exhibits B-1 through B-5 to this Application.

IN WITNESS WHEREOF, The Northwestern Mutual Life Insurance Company has caused this Application to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 6th day of March, 2013.

THE NORTHWESTERN MUTUAL
LIFE INSURANCE COMPANY

By:	/s/ David Simbro
David Simbro
Senior Vice President Life and Annuity Products

VERIFICATION

STATE OF WISCONSIN	)
) SS.
COUNTY OF MILWAUKEE	)

The undersigned states that he has duly executed the attached Application dated March 6, 2013 for and on behalf of The Northwestern Mutual Life Insurance Company; that he is Senior Vice President Life and Annuity Products of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THE NORTHWESTERN MUTUAL
LIFE INSURANCE COMPANY

By:	/s/ David Simbro
David Simbro
Senior Vice President Life and Annuity Products

AUTHORIZATION AND SIGNATURE

The making of this Application on behalf of Credit Suisse Trust (the “Trust”) has been authorized by the Board of Trustees of the Trust by appropriate action duly taken. A copy of the applicable resolutions is attached as Exhibit C to this Application.

IN WITNESS WHEREOF, Credit Suisse Trust has caused this Application to be duly signed on its behalf in the City of New York and the State of New York on the 6th day of March, 2013.

CREDIT SUISSE TRUST

By: /s/ Karen Regan
Karen Regan
Vice President & Secretary

VERIFICATION

STATE OF NEW YORK	)
) SS.
CITY OF NEW YORK	)

The undersigned states that she has duly executed the attached Application, dated March 6, 2013, for and on behalf of Credit Suisse Trust; that she is the Secretary of the Trust; and that all action by the members of the Board of Trustees of such Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CREDIT SUISSE TRUST

/s/ Karen Regan
Karen Regan
Vice President & Secretary

EXHIBIT INDEX

EXHIBIT A-1   Form of Proposed Supplement Describing Substitution

EXHIBIT A-2   Form of Proposed Supplement Provided After Substitution

EXHIBIT B-1   Board of Trustees Resolutions Authorizing Filing by NML Variable Annuity Account A

EXHIBIT B-2   Board of Trustees Resolutions Authorizing Filing by NML Variable Annuity Account B

EXHIBIT B-3   Board of Trustees Resolutions Authorizing Filing by NML Variable Annuity Account C

EXHIBIT B-4   Board of Trustees Resolutions Authorizing Filing by Northwestern Variable Life Account

EXHIBIT B-5   Board of Trustees Resolutions Authorizing Filing by Northwestern Variable Life Account II

EXHIBIT C      Board of Trustees Resolutions Authorizing Filing by Credit Suisse Trust

Exhibit A-1

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NML VARIABLE ANNUITY ACCOUNT A

SUPPLEMENT TO THE PROSPECTUSES

FLEXIBLE PAYMENT VARIABLE ANNUITY (DATED MAY 1, 2012)

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY (FEE-BASED) (DATED MAY 1, 2012)

NML VARIABLE ANNUITY ACCOUNT B

SUPPLEMENT TO THE PROSPECTUSES

FLEXIBLE PAYMENT VARIABLE ANNUITY (DATED MAY 1, 2012)

FLEXIBLE PAYMENT VARIABLE ANNUITY (FEE-BASED) (DATED MAY 1, 2012)

NML VARIABLE ANNUITY ACCOUNT C

SUPPLEMENT TO THE PROSPECTUSES

GROUP COMBINATION ANNUITY (DATED MAY 1, 2012)

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY (NETWORK EDITION)

(DATED MAY 1, 2012)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

SUPPLEMENT TO THE PROSPECTUSES

VARIABLE LIFE (DATED MAY 1, 2012)

VARIABLE COMPLIFE® (DATED MAY 1, 2012)

VARIABLE JOINT LIFE (DATED MAY 1, 2012)

VARIABLE EXECUTIVE LIFE (DATED MAY 1, 2012)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

SUPPLEMENT TO THE PROSPECTUSES

CUSTOM VARIABLE UNIVERSAL LIFE (DATED MAY 1, 2012)

EXECUTIVE VARIABLE UNIVERSAL LIFE (DATED MAY 1, 2012)

SURVIVORSHIP VARIABLE UNIVERSAL LIFE (DATED MAY 1, 2012)

This Supplement and Notice describes changes to the investment options available under your variable annuity/variable life insurance contract (the “Contract”) issued by the Northwestern Mutual Life Insurance Company (the “Company”). Please retain this supplement with your prospectus for future reference.

On behalf of its separate accounts listed above, the Company is in the process of requesting the approval of the Securities and Exchange Commission (the “SEC”) for the removal of the Commodities Return Strategy Portfolio (the “Commodities Portfolio”) as an investment option under the Policy. Following our receipt of the SEC’s approval we will set a date to automatically transfer any amounts you have in the Division investing in the Commodities Portfolio to the Division investing in a portfolio with comparable investment objectives and strategies (the “Substitution”). In addition, allocations to the Commodities Portfolio through preexisting dollar-cost averaging programs, portfolio rebalancing elections, asset allocation models or other automatic transfers or scheduled or systematic transactions will be replaced with the new portfolio. Once the date of the Substitution has been determined, we will provide you with a written notice notifying you of the date along with other details. You will receive a summary prospectus for the new portfolio before the date of the Substitution.

As of the date of the Substitution, the current Commodities Portfolio will cease to be available under your Contract. The Substitution will not result in a change in your Contract Value or death benefit. You will not incur any fees or charges as a result of the Substitution, nor will your rights or our obligations under the Contract be altered. The Substitution will have no tax consequences to you. We or our affiliates will bear all expenses incurred in connection with the Substitution.

The Company does not currently impose any fees for transfers between available Divisions (though it reserves the right to do so), nor does it impose any restrictions on those transfers other than those stated in the applicable prospectus. You may continue to transfer amounts from the Division investing in the Commodities Portfolio to other available Divisions until the date of the Substitution and you should consider doing so if you do not want your assets transferred by the Company as described above.

In addition, the first transfer made from the Commodities Portfolio between May 1, 2013 and the date of the Substitution will be free of charge and will not count toward your limit on transfers as part of our policies and procedures on short-term and excessive trading. For those Policy Owners with amounts in the Commodities Portfolio that were substituted to another portfolio on the date of the Substitution, we will not charge a fee for the first transfer out of the new portfolio for 30 calendar days after the Substitution and any such transfer will not count toward your limit on transfers as part our policies on short-term and excessive trading. Within five days after the Substitution, we will forward Policy Owners affected by the Substitution a written notice informing them of the details regarding the Substitution.

In addition, while it is not our present intention, in conjunction with the Substitution and the liquidation of the assets of the Commodities Portfolio, we may “soft close” the Commodities Portfolio and/or the Division investing in the Commodities Portfolio and not accept additional payments. In the case of a soft close, allocations or transfers to the Commodities Portfolio on or after the date of the soft close will be deemed not in good order and either we or your Financial Representative may notify you in writing, by telephone or by email in an effort to conform your request to our then-current requirements. You will be given sufficient advance notice of any intent to soft close the Commodities Portfolio.

If you have any questions concerning the Substitution, please contact your Registered Representative or the Service Center, toll-free at [                    ].

Please read this Supplement and Notice carefully and keep it with your Prospectus for future reference.

This Supplement is dated February 28, 2013.

EXHIBIT A-2

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NML VARIABLE ANNUITY ACCOUNT A

SUPPLEMENT TO THE PROSPECTUSES

FLEXIBLE PAYMENT VARIABLE ANNUITY (DATED MAY 1, 2012)

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY (FEE-BASED) (DATED MAY 1, 2012)

NML VARIABLE ANNUITY ACCOUNT B

SUPPLEMENT TO THE PROSPECTUSES

FLEXIBLE PAYMENT VARIABLE ANNUITY (DATED MAY 1, 2012)

FLEXIBLE PAYMENT VARIABLE ANNUITY (FEE-BASED) (DATED MAY 1, 2012)

NML VARIABLE ANNUITY ACCOUNT C

SUPPLEMENT TO THE PROSPECTUSES

GROUP COMBINATION ANNUITY (DATED MAY 1, 2012)

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY (NETWORK EDITION)

(DATED MAY 1, 2012)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

SUPPLEMENT TO THE PROSPECTUSES

VARIABLE LIFE (DATED MAY 1, 2012)

VARIABLE COMPLIFE® (DATED MAY 1, 2012)

VARIABLE JOINT LIFE (DATED MAY 1, 2012)

VARIABLE EXECUTIVE LIFE (DATED MAY 1, 2012)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

SUPPLEMENT TO THE PROSPECTUSES

CUSTOM VARIABLE UNIVERSAL LIFE (DATED MAY 1, 2012)

EXECUTIVE VARIABLE UNIVERSAL LIFE (DATED MAY 1, 2012)

SURVIVORSHIP VARIABLE UNIVERSAL LIFE (DATED MAY 1, 2012)

NOTICE OF SUBSTITUTION

The proposed substitution of shares that we previously notified you about has been completed. The Division investing in shares of the Replacement Fund has taken the place of the Division investing in shares of the Existing Fund as shown below.

Existing Fund	Replacement Fund

Commodities Return Strategy Portfolio	Commodity Return Strategy Portfolio
(series of Northwestern Mutual Series Fund, Inc.)	(series of Credit Suisse Trust)

Underlying Fund Manager(s)	Underlying Fund Manager

Mason Street Advisors, LLC (investment adviser)	Credit Suisse Asset Management, LLC (adviser)
Credit Suisse Asset Management, LLC (sub-adviser)

Your previous selection of the Existing Fund for allocating your Account Value and Purchase Payments has been redirected to the Replacement Fund, including any allocations made as part of dollar-cost averaging, portfolio rebalancing or any asset allocation program, if available. In addition, the first transfer you make from the Replacement Fund within the next 30 calendar days will not be treated as one of a limited number of transfers permitted under your Contract under our short-term and excessive trading procedures and any transfer free that might otherwise be imposed will be waived on such transfer.

Please contact                      if you have any questions.

EXHIBIT B-1

RESOLUTION OF THE BOARD OF TRUSTEES

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Amendment to NML Variable Annuity Account A Operating Authority; Authorization to Register as an

Investment Company; and Approval of Fee-Based Variable Annuity Contract

January 25, 2006

WHEREAS, The Board of Trustees of The Northwestern Mutual Life Insurance Company (the “Company”) adopted a resolution on February 14, 1968 (the “1968 Resolution”) establishing a separate account in accordance with the provisions of Section 206.385 of the Wisconsin Statutes of 1965, as amended by Chapter 338, Wisconsin laws of 1967 designated the Northwestern Mutual Variable Annuity Account A (subsequently renamed the “NML Variable Annuity Account A” and hereinafter referred to as the “Account”) to facilitate the issuance of such variable annuity contracts (the “Contracts”) as may be eligible for certain Federal income tax benefits under Sections 401 and 403 of the Internal Revenue Code, and as may be included in the Account without requiring the Account to be registered under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, The 1968 Resolution includes certain additional provisions relating to offering prices of the Contracts, and accounting policies and administration of the Account (“Operating Authority”); and

WHEREAS, It is desired to permit the issuance of Contracts as shall require the Account to be registered as a unit investment trust under the 1940 Act and to amend the Operating Authority:

NOW, THEREFORE, BE IT RESOLVED As follows:

1.	Contracts Supported by Account. Subject to the applicable provisions of Sections 611.24 and 611.25 of the Wisconsin Statutes and Section Ins 2.13 of the Wisconsin Administrative Code, the Account shall be used hereafter for the issuance of, and serve as the funding medium to support reserves for, one or more classes of Contracts sponsored by the Company that require registration of the Account under the 1940 Act, as well as the continued use of the Account for Contracts that do not require such registration. Hereafter, each class of Contracts may be issued in an indefinite amount.

2.	New Class of Contract. A new flexible payment deferred variable annuity contract for distribution without sales charges, but subject to fees assessed by investment advisers or broker-dealers for investment-related services they provide to owners of the contracts (“Fee-Based Contracts”), as reviewed with and recommended by the Agency and Marketing Committee of the Board of Trustees is hereby approved.

3.	Investment Policy. The Account or any Subaccount (hereinafter defined) may be operated either as a unit investment trust or a management company under the 1940 Act, or in any other form allowed by law, if deemed by the Company to be in the best interests of owners of the Contracts. Assets of the Account shall be invested and reinvested in shares of investment portfolios of management investment companies, or in units or other interests in unit investment trusts, real estate investment trusts or other pooled investment vehicles (“Permitted Investments”), as permitted by the Contracts, to the extent the Account or any Subaccount is operated as a unit investment trust. Permitted Investments may include those that are sponsored by the Company or its affiliates and those that are sponsored by unaffiliated third parties.

4.	SEC Registration and Regulatory Filings. The executive officers of the Company, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, are authorized on behalf of the Account and the Company to take all action necessary or appropriate to:

(a)	register the Account as a unit investment trust under the 1940 Act;

(b)	register each class of Contracts in such amounts, which may be indefinite amounts, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 ( the “1933 Act”);

(c)	on behalf of the Account and the Company, prepare and cause to be filed with the Securities and Exchange Commission (“SEC”):

(i)	a notification of registration on Form N-8A and a registration statement registering the Account under the 1940 Act;

(ii)	a registration statement registering the Fee-Based Contract as a new class of Contracts under the 1933 Act; and

(iii)	any and all amendments to the notification of registration on Form N-8A and registration statements registering the Account and one or more classes of Contracts for which the Account is used as a funding medium;

(d)	prepare and cause to be filed with state and federal regulatory agencies such other filings, and any amendments thereto, as may be necessary or desirable to obtain requisite qualifications, registrations and/or authorizations or exemptions to operate the Account and facilitate the offering for sale, and the issuance and administration of, the Contracts; and

(e)	take any and all action as is hereafter necessary or advisable (including entering into whatever agreements and contracts may be necessary) in order to maintain registrations, qualifications, authorizations or exemptions relating to the Account and the Contracts as long as such action is believed to be in the best interests of the Account and the Company.

5.	Agent for Service. The Secretary of the Company is duly appointed as agent for service under any registration statement filed with the SEC and under any other consent to service of process requirement applicable to the Account or the Contracts, and the Secretary is duly authorized to (i) further appoint an appropriate state official or other third party for service of process as may be allowed or required by applicable state law and (ii) receive communications and notices from the SEC or any other regulatory body having jurisdiction over the Account or the Contracts.

6.	Operation of Account and Administration of Contracts. The executive officers of the Company are authorized to:

(a)	divide the Account into one or more investment subaccounts (the “Subaccounts”), each of which shall invest assets allocated to the Subaccount in Permitted Investments as permitted by the Contracts, to the extent the Subaccount is operated as a unit investment trust;

(b)	add or remove any Subaccount, change the designation of any Subaccount or combine any Subaccounts as may hereafter be deemed necessary or appropriate;

(c)	substitute shares of, or units or interests in, one designated Permitted Investment for another as may hereafter be deemed necessary or appropriate;

(d)	invest such amount of the Company’s cash in the Account or in any Subaccount thereof or in any Permitted Investment as may be deemed necessary or appropriate to facilitate commencement, or ongoing operation of the Account or the Permitted Investment and/or to meet any minimum capital requirements under the 1940 Act or any state laws or regulations;

(e)	transfer cash from time to time between the Company’s general account and the Account as deemed necessary or appropriate and consistent with the terms of the Contracts;

(f)	transfer assets of the Account in excess of reserve requirements applicable to Contracts supported by the Account to the Company’s general account;

(g)	transfer assets of the Account that are associated with one class of Contracts to another separate account consistent with the terms of the Contracts; and

(h)	change the designation of the Account under the 1940 Act or make any other nonmaterial change to the Account or the terms of the Contracts, or interpret the provisions of the Contracts in such manner, as deemed necessary or appropriate, to comply with applicable federal or state law or to facilitate operation of the Account or administration or issuance of the Contracts, provided such change or interpretation is not inconsistent with the terms of the Contracts.

7.	Accounting Policies. The Account shall be administered consistent with the following accounting policies:

(a)	income, gains and losses, realized or unrealized, from Account assets shall be credited to or charged against the Account, and further credited to or charged against the appropriate Subaccount, without regard to other income, gains or losses of either the Company or any other Subaccount of the Account; and

(b)	the portion of Account assets that equals the reserves and other liabilities under the Contracts supported by the Account may not be charged with liabilities arising out of any other business the Company may conduct.

8.	Proxy Voting. The executive officers of the Company are authorized to establish procedures under which the Company will provide voting rights for owners of the Contracts with respect to securities owned by the Account.

9.	Depositor and Principal Underwriter. Hereafter, the Company shall serve as sole depositor of the Account and Northwestern Mutual Investment Services, LLC (“NMIS”) shall serve as principal underwriter for all Contracts as the terms “depositor” and “principal underwriter” are used in the 1940 Act, and the executive officers of the Company are authorized to execute such agreement or agreements as they deem necessary or appropriate relating thereto, and to execute additional agreements as they deem necessary or appropriate with the Permitted Investments (or with the principal underwriters or distributors of the Permitted Investments) that may be designated for investment of Account assets from time to time concerning purchase and redemption of shares, or units or interests in, such Permitted Investments by the Account.

10.	Standards of Conduct. The following Standards of Conduct shall apply to the Company and its officers, directors, employees and affiliates with respect to the purchase or sale of investments of the Account.

Neither the Company, nor any of its officers, directors, employees or affiliates, shall:

(a)	Employ any device, scheme or artifice to defraud the Account or the owners of the Contracts;

(b)	Make any untrue statement of a material fact with respect to the investments of the Account or omit to state a material fact necessary in order to make the statements made not misleading;

(c)	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Account or the owners of the Contracts;

(d)	Engage in any manipulative practice with respect to the Account or the owners of the Contracts;

(e)	Engage in any transaction with the Account, or with the Company or any affiliate of the Company acting on behalf of the Account, except as permitted under applicable laws, rules, regulations, orders, or other interpretations of any government, agency, or self-regulatory organization; or

(f)	Borrow money or securities from the Account other than under a Contract loan provision.

11.	General Authority. The executive officers of the Company, and any other person that may be duly designated by an executive officer, are authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary, appropriate or desirable to carry out the intent and purpose of this resolution.

12.	Interpretation. To the extent the aforesaid provisions are inconsistent with any provision in the 1968 Resolution or any other resolution heretofore adopted with respect to the subject matter of this resolution, this resolution shall control.

EXHIBIT B-2

RESOLUTION OF THE BOARD OF TRUSTEES

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Amendment to NML Variable Annuity Account B Operating Authority

January 25, 2006

WHEREAS, The Board of Trustees of The Northwestern Mutual Life Insurance Company (the “Company”) adopted a resolution on February 14, 1968 (the “1968 Resolution”) establishing a separate account in accordance with the provisions of Section 206.385 of the Wisconsin Statutes of 1965, as amended by Chapter 338, Wisconsin laws of 1967 designated the Northwestern Mutual Variable Annuity Account B (subsequently renamed the “NML Variable Annuity Account B” and hereinafter referred to as the “Account”) to facilitate the issuance of such variable annuity contracts (the “Contracts”) as may be eligible for certain Federal income tax benefits under Sections 401 and 403 of the Internal Revenue Code, and the inclusion of certain Contracts in the Account which required the Account to be registered as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, The 1968 Resolution includes certain additional provisions relating to offering prices of the Contracts, and accounting policies and administration of the Account (“Operating Authority”); and

WHEREAS, It is desired to amend the Operating Authority:

NOW, THEREFORE, BE IT RESOLVED As follows:

1.	Contracts Supported by Account. Subject to the applicable provisions of Sections 611.24 and 611.25 of the Wisconsin Statutes and Section Ins 2.13 of the Wisconsin Administrative Code, the Account shall be used for the issuance of, and serve as the funding medium to support reserves for, one or more classes of Contracts sponsored by the Company, certain of which require registration of the Account as a unit investment trust under the 1940 Act. Hereafter, each class of Contracts may be issued in an indefinite amount.

2.	Investment Policy. The Account or any Subaccount (hereinafter defined) may be operated either as a unit investment trust or a management company under the 1940 Act, or in any other form allowed by law, if deemed by the Company to be in the best interests of owners of the Contracts. Assets of the Account shall be invested and reinvested in shares of investment portfolios of management investment companies, or in units or other interests in unit investment trusts, real estate investment trusts or other pooled investment vehicles (“Permitted Investments”), as permitted by the Contracts, to the extent the Account or any Subaccount is operated as a unit investment trust. Permitted Investments may include both those that are sponsored by the Company or its affiliates and those that are sponsored by unaffiliated third parties.

3.	SEC Registration and Regulatory Filings. The executive officers of the Company, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, are authorized on behalf of the Account and the Company to take all action necessary or appropriate to:

(a)	maintain the registration of the Account as a unit investment trust under the 1940 Act;

(b)	register each class of Contracts in such amounts, which may be indefinite amounts, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 ( the “1933 Act”);

(c)	on behalf of the Account and the Company, prepare and cause to be filed with the Securities and Exchange Commission (“SEC”) any and all amendments to registration statements registering the Account and one or more classes of Contracts for which the Account is used as a funding medium;

(d)	prepare and cause to be filed with state and federal regulatory agencies such other filings, and any amendments thereto, as may be necessary or desirable to obtain requisite qualifications, registrations and/or authorizations or exemptions to operate the Account and facilitate the offering for sale, and the issuance and administration of, the Contracts; and

(e)	take any and all action as is hereafter necessary or advisable (including entering into whatever agreements and contracts may be necessary) in order to maintain registrations, qualifications, authorizations or exemptions relating to the Account and the Contracts as long as such action is believed to be in the best interests of the Account and the Company.

4.	Agent for Service. The Secretary of the Company is duly appointed as agent for service under any registration statement filed with the SEC and under any other consent to service of process requirement applicable to the Account or the Contracts, and the Secretary is duly authorized to (i) further appoint an appropriate state official or other third party for service of process as may be allowed or required by applicable state law and (ii) receive communications and notices from the SEC or any other regulatory body having jurisdiction over the Account or the Contracts.

5.	Operation of Account and Administration of Contracts. The executive officers of the Company are authorized to:

(a)	divide the Account into one or more investment subaccounts (the “Subaccounts”), each of which shall invest assets allocated to the Subaccount in Permitted Investments as permitted by the Contracts, to the extent the Subaccount is operated as a unit investment trust;

(b)	add or remove any Subaccount, change the designation of any Subaccount or combine any Subaccounts as may hereafter be deemed necessary or appropriate;

(c)	substitute shares of, or units or interests in, one designated Permitted Investment for another as may hereafter be deemed necessary or appropriate;

(d)	invest such amount of the Company’s cash in the Account or in any Subaccount thereof or in any Permitted Investment as may be deemed necessary or appropriate to facilitate commencement, or ongoing operation of the Account or the Permitted Investment and/or to meet any minimum capital requirements under the 1940 Act or any state laws or regulations;

(e)	transfer cash from time to time between the Company’s general account and the Account as deemed necessary or appropriate and consistent with the terms of the Contracts;

(f)	transfer assets of the Account in excess of reserve requirements applicable to Contracts supported by the Account to the Company’s general account;

(g)	transfer assets of the Account that are associated with one class of Contracts to another separate account consistent with the terms of the Contracts; and

(h)	change the designation of the Account under the 1940 Act or make any other nonmaterial change to the Account or the terms of the Contracts, or interpret the provisions of the Contracts in such manner, as deemed necessary or appropriate, to comply with applicable federal or state law or to facilitate operation of the Account or administration or issuance of the Contracts, provided such change or interpretation is not inconsistent with the terms of the Contracts.

6.	Accounting Policies. The Account shall be administered consistent with the following accounting policies:

(a)	income, gains and losses, realized or unrealized, from Account assets shall be credited to or charged against the Account, and further credited to or charged against the appropriate Subaccount, without regard to other income, gains or losses of either the Company or any other Subaccount of the Account; and

(b)	the portion of Account assets that equals the reserves and other liabilities under the Contracts supported by the Account may not be charged with liabilities arising out of any other business the Company may conduct.

7.	Proxy Voting. Votes with respect to securities owned by the Account shall be cast by the executive officers of the Company in accordance with procedures under which the Company provides voting rights for owners of the Contracts.

8.	Depositor and Principal Underwriter. Hereafter, the Company shall serve as sole depositor of the Account and Northwestern Mutual Investment Services, LLC (“NMIS”) shall serve as principal underwriter for all Contracts as the terms “depositor” and “principal underwriter” are used in the 1940 Act, and the executive officers of the Company are authorized to execute such agreement or agreements as they deem necessary or appropriate relating thereto, and to execute additional agreements as they deem necessary or appropriate with the Permitted Investments (or with the principal underwriters or distributors of the Permitted Investments) that may be designated for investment of Account assets from time to time concerning purchase and redemption of shares, or units or interests in, such Permitted Investments by the Account.

9.	Standards of Conduct. The following Standards of Conduct shall apply to the Company and its officers, directors, employees and affiliates with respect to the purchase or sale of investments of the Account.

Neither the Company, nor any of its officers, directors, employees or affiliates, shall:

(a)	Employ any device, scheme or artifice to defraud the Account or the owners of the Contracts;

(b)	Make any untrue statement of a material fact with respect to the investments of the Account or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading;

(c)	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Account or the owners of the Contracts;

(d)	Engage in any manipulative practice with respect to the Account or the owners of the Contracts;

(e)	Engage in any transaction with the Account, or with the Company or any affiliate of the Company acting on behalf of the Account, except as permitted under applicable laws, rules, regulations, orders, or other interpretations of any government, agency, or self-regulatory organization; or

(f)	Borrow money or securities from the Account other than under a Contract loan provision.

10.	General Authority. The executive officers of the Company, and any other person that may be duly designated by an executive officer, are authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary, appropriate or desirable to carry out the intent and purpose of this resolution.

11.	Interpretation. To the extent the aforesaid provisions are inconsistent with any provision in the 1968 Resolution or any other resolution heretofore adopted with respect to the subject matter of this resolution, this resolution shall control.

EXHIBIT B-3

RESOLUTION OF THE BOARD OF TRUSTEES

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Amendment to NML Variable Annuity Account C Operating Authority; Authorization to Register as an Investment

Company; and Approval of Financial Representative Variable Annuity Contract

January 25, 2006

WHEREAS, The Board of Trustees of The Northwestern Mutual Life Insurance Company (the “Company”) adopted a resolution on July 22, 1970 (the “1970 Resolution”) establishing a separate account in accordance with the provisions of Section 206.385 of the Wisconsin Statutes of 1967 designated the NML Separate Account C (subsequently renamed the “NML Variable Annuity Account C” and hereinafter referred to as the “Account”) to facilitate the issuance of agreements which may be offered by the Company to the trustees of tax-qualified pension and profit sharing plans in connection with the purchase of annuity contracts (the “Tax–Qualified Contracts”) without requiring the Account to be registered under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, The 1970 Resolution includes certain additional provisions relating to offering prices of the Tax-Qualified Contracts, and accounting policies and administration of the Account (“Operating Authority”); and

WHEREAS, It is desired to permit the issuance of both Tax-Qualified Contracts and any other variable annuity contracts (together with the Tax-Qualified Contracts referred to herein as the “Contracts”) as shall require the Account to be registered as a unit investment trust under the 1940 Act and to amend the Operating Authority:

NOW, THEREFORE, BE IT RESOLVED As follows:

1.	Contracts Supported by Account. Subject to the applicable provisions of Sections 611.24 and 611.25 of the Wisconsin Statutes and Ins Section 2.13 of the Wisconsin Administrative Code, the Account shall be used hereafter for the issuance of, and serve as the funding medium to support reserves for, one or more classes of Contracts sponsored by the Company that require registration of the Account under the 1940 Act, as well as the continued use of the Account for Contracts that do not require such registration. Hereafter, each class of Contracts may be issued in an indefinite amount.

2.	New Class of Contract. A new flexible payment deferred variable annuity contract for distribution without sales charges, which shall be offered for sale as either a Tax-Qualified or Non-Qualified Contract to registered representatives and associated persons of Northwestern Mutual Investment Services, LLC (“NMIS”) and their immediate family (meaning spouses, or equivalent if recognized under local law, parents and children under age twenty-one) and any such other persons as the executive officers so determine (the “Financial Representatives Contract”), as reviewed with and recommended by the Agency and Marketing Committee of the Board of Trustees is hereby approved. The executive officers are authorized to further limit the offerees of the Financial Representatives Contract as they determine appropriate.

3.	Investment Policy. The Account or any Subaccount (hereinafter defined) may be operated either as a unit investment trust or a management company under the 1940 Act, or in any other form allowed by law, if deemed by the Company to be in the best interests of owners of the Contracts. Assets of the Account shall be invested and reinvested in shares of investment portfolios of management investment companies, or in units or other interests in unit investment trusts, real estate investment trusts or other pooled investment vehicles (“Permitted Investments”), as permitted by the Contracts, to the extent the Account or any Subaccount is operated as a unit investment trust. Permitted Investments may include both those that are sponsored by the Company or its affiliates and those that are sponsored by unaffiliated third parties.

4.	SEC Registration and Regulatory Filings. The executive officers of the Company, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, are authorized on behalf of the Account and the Company to take all action necessary or appropriate to:

(a)	register the Account as a unit investment trust under the 1940 Act;

(b)	register each class of Contracts in such amounts, which may be indefinite amounts, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 ( the “1933 Act”);

(c)	on behalf of the Account and the Company, prepare and cause to be filed with the Securities and Exchange Commission (“SEC”):

(i)	a notification of registration on Form N-8A and a registration statement registering the Account under the 1940 Act;

(ii)	a registration statement registering the Financial Representatives Contract as a new class of Contracts under the 1933 Act; and

(iii)	any and all amendments to the notification of registration on Form N-8A and registration statements registering the Account and one or more classes of Contracts for which the Account is used as a funding medium;

(d)	prepare and cause to be filed with state and federal regulatory agencies such other filings, and any amendments thereto, as may be necessary or desirable to obtain requisite qualifications, registrations and/or authorizations or exemptions to operate the Account and facilitate the offering for sale, and the issuance and administration of, the Contracts; and

(e)	take any and all action as is hereafter necessary or advisable (including entering into whatever agreements and contracts may be necessary) in order to maintain registrations, qualifications, authorizations or exemptions relating to the Account and the Contracts as long as such action is believed to be in the best interests of the Account and the Company.

5.	Agent for Service. The Secretary of the Company is duly appointed as agent for service under any registration statement filed with the SEC and under any other consent to service of process requirement applicable to the Account or the Contracts, and the Secretary is duly authorized to (i) further appoint an appropriate state official or other third party for service of process as may be allowed or required by applicable state law and (ii) receive communications and notices from the SEC or any other regulatory body having jurisdiction over the Account or the Contracts.

6.	Operation of Account and Administration of Contracts. The executive officers of the Company are authorized to:

(a)	divide the Account into one or more investment subaccounts (the “Subaccounts”), each of which shall invest assets allocated to the Subaccount in Permitted Investments as permitted by the Contracts, to the extent the Subaccount is operated as a unit investment trust;

(b)	add or remove any Subaccount, change the designation of any Subaccount or combine any Subaccounts as may hereafter be deemed necessary or appropriate;

(c)	substitute shares of, or units or interests in, one designated Permitted Investment for another as may hereafter be deemed necessary or appropriate;

(d)	invest such amount of the Company’s cash in the Account or in any Subaccount thereof or in any Permitted Investment as may be deemed necessary or appropriate to facilitate commencement, or ongoing operation of the Account or the Permitted Investment and/or to meet any minimum capital requirements under the 1940 Act or any state laws or regulations;

(e)	transfer cash from time to time between the Company’s general account and the Account as deemed necessary or appropriate and consistent with the terms of the Contracts;

(f)	transfer assets of the Account in excess of reserve requirements applicable to Contracts supported by the Account to the Company’s general account;

(g)	transfer assets of the Account that are associated with one class of Contracts to another separate account consistent with the terms of the Contracts; and

(h)	change the designation of the Account under the 1940 Act or make any other nonmaterial change to the Account or the terms of the Contracts, or interpret the provisions of the Contracts in such manner, as deemed necessary or appropriate, to comply with applicable federal or state law or to facilitate operation of the Account or administration or issuance of the Contracts, provided such change or interpretation is not inconsistent with the terms of the Contracts.

7.	Accounting Policies. The Account shall be administered consistent with the following accounting policies:

(a)	income, gains and losses, realized or unrealized, from Account assets shall be credited to or charged against the Account, and further credited to or charged against the appropriate Subaccount, without regard to other income, gains or losses of either the Company or any other Subaccount of the Account; and

(b)	the portion of Account assets that equals the reserves and other liabilities under the Contracts supported by the Account may not be charged with liabilities arising out of any other business the Company may conduct.

8.	Proxy Voting. The executive officers of the Company are authorized to establish procedures under which the Company will provide voting rights for owners of the Contracts with respect to securities owned by the Account.

9.	Depositor and Principal Underwriter. Hereafter, the Company shall serve as sole depositor of the Account and NMIS shall serve as principal underwriter for all Contracts as the terms “depositor” and “principal underwriter” are used in the 1940 Act, and the executive officers of the Company are authorized to execute such agreement or agreements as they deem necessary or appropriate relating thereto, and to execute additional agreements as they deem necessary or appropriate with the Permitted Investments (or with the principal underwriters or distributors of the Permitted Investments) that may be designated for investment of Account assets from time to time concerning purchase and redemption of shares, or units or interests in, such Permitted Investments by the Account.

10.	Standards of Conduct. The following Standards of Conduct shall apply to the Company and its officers, directors, employees and affiliates with respect to the purchase or sale of investments of the Account.

Neither the Company, nor any of its officers, directors, employees or affiliates, shall:

(a)	Employ any device, scheme or artifice to defraud the Account or the owners of the Contracts;

(b)	Make any untrue statement of a material fact with respect to the investments of the Account or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading;

(c)	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Account or the owners of the Contracts;

(d)	Engage in any manipulative practice with respect to the Account or the owners of the Contracts;

(e)	Engage in any transaction with the Account, or with the Company or any affiliate of the Company acting on behalf of the Account, except as permitted under applicable laws, rules, regulations, orders, or other interpretations of any government, agency, or self-regulatory organization; or

(f)	Borrow money or securities from the Account other than under a Contract loan provision.

11.	General Authority. The executive officers of the Company, and any other person that may be duly designated by an executive officer, are authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary, appropriate or desirable to carry out the intent and purpose of this resolution.

12.	Interpretation. To the extent the aforesaid provisions are inconsistent with any provision in the 1970 Resolution or any other resolution heretofore adopted with respect to the subject matter of this resolution, this resolution shall control.

EXHIBIT B-4

RESOLUTION OF THE BOARD OF TRUSTEES

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Amendment to Northwestern Mutual Variable Life Account Operating Authority

January 25, 2006

WHEREAS, The Board of Trustees of The Northwestern Mutual Life Insurance Company (the “Company”) adopted a resolution on November 23, 1983 (the “1983 Resolution”) establishing a separate account in accordance with the provisions of Sections 611.24 and 611.25 of the Wisconsin Statutes, designated the Northwestern Mutual Variable Life Account (the “Account”) to facilitate the issuance of variable life insurance policies to be issued in connection with the Account (the “Contracts”) which required the Account to be registered as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, The 1983 Resolution includes certain additional provisions relating to offering prices of the Contracts, and accounting policies and administration of the Account (“Operating Authority”); and

WHEREAS, It is desired to amend the Operating Authority:

NOW, THEREFORE, BE IT RESOLVED As follows:

1.	Contracts Supported by Account. Subject to the applicable provisions of Sections 611.24 and 611.25 of the Wisconsin Statutes and Section Ins 2.13 of the Wisconsin Administrative Code, the Account shall be used for the issuance of, and serve as the funding medium to support reserves for, one or more classes of Contracts sponsored by the Company which require registration of the Account as a unit investment trust under the 1940 Act. Hereafter, each class of Contracts may be issued in an indefinite amount.

2.	Investment Policy. The Account or any Subaccount (hereinafter defined) may be operated either as a unit investment trust or a management company under the 1940 Act, or in any other form allowed by law, if deemed by the Company to be in the best interests of owners of the Contracts. Assets of the Account shall be invested and reinvested in shares of investment portfolios of management investment companies, or in units or other interests in unit investment trusts, real estate investment trusts or other pooled investment vehicles (“Permitted Investments”), as permitted by the Contracts, to the extent the Account or any Subaccount is operated as a unit investment trust. Permitted Investments may include both those that are sponsored by the Company or its affiliates and those that are sponsored by unaffiliated third parties.

3.	SEC Registration and Regulatory Filings. The executive officers of the Company, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, are authorized on behalf of the Account and the Company to take all action necessary or appropriate to:

(a)	maintain the registration of the Account as a unit investment trust under the 1940 Act;

(b)	register each class of Contracts in such amounts, which may be indefinite amounts, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 ( the “1933 Act”);

(c)	on behalf of the Account and the Company, prepare and cause to be filed with the Securities and Exchange Commission (“SEC”) any and all amendments to registration statements registering the Account and one or more classes of Contracts for which the Account is used as a funding medium;

(d)	prepare and cause to be filed with state and federal regulatory agencies such other filings, and any amendments thereto, as may be necessary or desirable to obtain requisite qualifications, registrations and/or authorizations or exemptions to operate the Account and facilitate the offering for sale, and the issuance and administration of, the Contracts; and

(e)	take any and all action as is hereafter necessary or advisable (including entering into whatever agreements and contracts may be necessary) in order to maintain registrations, qualifications, authorizations or exemptions relating to the Account and the Contracts as long as such action is believed to be in the best interests of the Account and the Company.

4.	Agent for Service. The Secretary of the Company is duly appointed as agent for service under any registration statement filed with the SEC and under any other consent to service of process requirement applicable to the Account or the Contracts, and the Secretary is duly authorized to (i) further appoint an appropriate state official or other third party for service of process as may be allowed or required by applicable state law and (ii) receive communications and notices from the SEC or any other regulatory body having jurisdiction over the Account or the Contracts.

5.	Operation of Account and Administration of Contracts. The executive officers of the Company are authorized to:

(a)	divide the Account into one or more investment subaccounts (the “Subaccounts”), each of which shall invest assets allocated to the Subaccount in Permitted Investments as permitted by the Contracts, to the extent the Subaccount is operated as a unit investment trust;

(b)	add or remove any Subaccount, change the designation of any Subaccount or combine any Subaccounts as may hereafter be deemed necessary or appropriate;

(c)	substitute shares of, or units or interests in, one designated Permitted Investment for another as may hereafter be deemed necessary or appropriate;

(d)	invest such amount of the Company’s cash in the Account or in any Subaccount thereof or in any Permitted Investment as may be deemed necessary or appropriate to facilitate commencement, or ongoing operation of the Account or the Permitted Investment and/or to meet any minimum capital requirements under the 1940 Act or any state laws or regulations;

(e)	transfer cash from time to time between the Company’s general account and the Account as deemed necessary or appropriate and consistent with the terms of the Contracts;

(f)	transfer assets of the Account in excess of reserve requirements applicable to Contracts supported by the Account to the Company’s general account;

(g)	transfer assets of the Account that are associated with one class of Contracts to another separate account consistent with the terms of the Contracts; and

(h)	change the designation of the Account under the 1940 Act or make any other nonmaterial change to the Account or the terms of the Contracts, or interpret the provisions of the Contracts in such manner, as deemed necessary or appropriate, to comply with applicable federal or state law or to facilitate operation of the Account or administration or issuance of the Contracts, provided such change or interpretation is not inconsistent with the terms of the Contracts.

6.	Accounting Policies. The Account shall be administered consistent with the following accounting policies:

(a)	income, gains and losses, realized or unrealized, from Account assets shall be credited to or charged against the Account, and further credited to or charged against the appropriate Subaccount, without regard to other income, gains or losses of either the Company or any other Subaccount of the Account; and

(b)	the portion of Account assets that equals the reserves and other liabilities under the Contracts supported by the Account may not be charged with liabilities arising out of any other business the Company may conduct.

7.	Proxy Voting. Votes with respect to securities owned by the Account shall be cast by the executive officers of the Company in accordance with procedures under which the Company provides voting rights for owners of the Contracts.

8.	Depositor and Principal Underwriter. Hereafter, the Company shall serve as sole depositor of the Account and Northwestern Mutual Investment Services, LLC (“NMIS”) shall serve as principal underwriter for all Contracts as the terms “depositor” and “principal underwriter” are used in the 1940 Act, and the executive officers of the Company are authorized to execute such agreement or agreements as they deem necessary or appropriate relating thereto, and to execute additional agreements as they deem necessary or appropriate with the Permitted Investments (or with the principal underwriters or distributors of the Permitted Investments) that may be designated for investment of Account assets from time to time concerning purchase and redemption of shares, or units or interests in, such Permitted Investments by the Account.

9.	Standards of Conduct. The following Standards of Conduct shall apply to the Company and its officers, directors, employees and affiliates with respect to the purchase or sale of investments of the Account.

Neither the Company, nor any of its officers, directors, employees or affiliates, shall:

(a)	Employ any device, scheme or artifice to defraud the Account or the owners of the Contracts;

(b)	Make any untrue statement of a material fact with respect to the investments of the Account or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading;

(c)	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Account or the owners of the Contracts;

(d)	Engage in any manipulative practice with respect to the Account or the owners of the Contracts;

(e)	Engage in any transaction with the Account, or with the Company or any affiliate of the Company acting on behalf of the Account, except as permitted under applicable laws, rules, regulations, orders, or other interpretations of any government, agency, or self-regulatory organization; or

(f)	Borrow money or securities from the Account other than under a Contract loan provision.

10.	General Authority. The executive officers of the Company, and any other person that may be duly designated by an executive officer, are authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary, appropriate or desirable to carry out the intent and purpose of this resolution.

11.	Interpretation. To the extent the aforesaid provisions are inconsistent with any provision in the 1983 Resolution or any other resolution heretofore adopted with respect to the subject matter of this resolution, this resolution shall control.

EXHIBIT B-5

RESOLUTION OF THE BOARD OF TRUSTEES

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Establishment of New Separate Account

March 22, 2006

WHEREAS, It is desired to establish and register a new separate account to facilitate the issuance and support of variable life insurance policies (which will include, but which will not be limited to, flexible premium variable life insurance policies); and

WHEREAS, The issuance of certain of the variable life insurance policies shall require the new separate account to be registered as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”);

NOW, THEREFORE, BE IT RESOLVED By the Board of Trustees of The Northwestern Mutual Life Insurance Company (the “Company”) as follows:

1.	Establishment of the Account. The Board of Trustees shall and hereby does establish, subject to the approval of the Wisconsin Commissioner of Insurance, a separate account within the Company, in accordance with and subject to the applicable provisions of Sections 611.24 and 611.25 of the Wisconsin Statutes, Section Ins. 2.13 of the Wisconsin Administrative Code, and other applicable laws, designated as “Northwestern Mutual Variable Life Account II” (the “Account”), for the purpose of providing for the issuance of variable life insurance policies (the “Contracts”) and to serve as the funding medium to support reserves for the Contracts.

2.	Investment Policy. The Account or any Subaccount (hereinafter defined) will be registered and operated as a unit investment trust under the 1940 Act, or in any other form allowed by law, if deemed by the Company to be in the best interests of owners of the Contracts. Assets of the Account shall be invested and reinvested in shares of investment portfolios of management investment companies, or in units or other interests in unit investment trusts, real estate investment trusts or other pooled investment vehicles (“Permitted Investments”), as permitted by the Contracts, to the extent the Account or any Subaccount is operated as a unit investment trust. Permitted Investments may include both those that are sponsored by the Company or its affiliates and those that are sponsored by unaffiliated third parties.

3.	SEC Registration and Regulatory Filings. The executive officers of the Company, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, are authorized and directed to take all action necessary or appropriate to:

(a)	Register the Account as a unit investment trust under the 1940 Act;

(b)	Register interests in the Account (including the Contracts) in such amounts, which may be indefinite amounts, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 (the “1933 Act”);

(c)	On behalf of the Account and the Company, prepare and cause to be filed with the Securities and Exchange Commission (“SEC”):

(i)	A Notification of Registration on Form N-8A registering the Account as an investment company under the 1940 Act;

(ii)	A registration statement under the 1940 Act and under the 1933 Act registering interests in the Account (including the Contracts); and

(iii)	Any amendments to the foregoing as determined to be necessary or desirable by the officers.

(d)	Take all such other actions as determined to be necessary or desirable by the officers and in the best interest of the Account in order to maintain the aforesaid registrations or any other registration or qualification or for the purposes of operating the Account or facilitating the offering for sale, and the issuance and administration of interests in the Account (including the Contracts) in compliance with the 1940 Act, the 1933 Act, the Securities Exchange Act of 1934 (“1934 Act”), other applicable federal law and applicable laws of the states and other jurisdictions, including the preparation, execution, delivery and filing of all registrations, qualifications, applications, undertakings, reports, consents to service of process and other instruments, and any amendments thereto, relating to the Account, interests in the Account (including the Contracts), and the Company and its officers, agents and employees.

4.	Agent for Service. The Secretary of the Company is duly appointed as agent for service under any registration statement filed with the SEC and under any other consent to service of process requirement applicable to the Account or the Contracts, and the Secretary is duly authorized to (i) further appoint an appropriate state official or other third party for service of process as may be allowed or required by applicable law and (ii) receive communications and notices from the SEC or any other regulatory body having jurisdiction over the Account or the Contracts.

5.	Operation of Account and Administration of Contracts. The executive officers of the Company are authorized to:

(a)	Divide the Account into one or more investment subaccounts (the “Subaccounts”), each of which shall invest assets allocated to the Subaccount in Permitted Investments as permitted by the Contracts, to the extent the Subaccount is operated as a unit investment trust;

(b)	Add or remove any Subaccount or combine any Subaccounts as may hereafter be deemed necessary or appropriate;

(c)	Substitute shares of, or units or interests in, one designated Permitted Investment for another as may hereafter be deemed necessary or appropriate;

(d)	Invest such amount of the Company’s cash in the Account or in any Subaccount thereof or in any Permitted Investment as may be deemed necessary or appropriate to facilitate commencement, or ongoing administration, of the operation of the Account or of any Subaccount thereof or of any Permitted Investment and/or to meet any minimum capital requirements under the 1940 Act or any state laws or regulations;

(e)	Transfer cash from time to time between the Company’s general account and the Account as deemed necessary or appropriate and consistent with the terms of the Contracts;

(f)	Transfer assets of the Account in excess of reserve requirements applicable to Contracts supported by the Account to the Company’s general account;

(g)	Transfer assets of the Account that are associated with one class of Contracts to another separate account consistent with the terms of the Contracts; and

(h)	Change the designation of the Account under the 1940 Act or make any other nonmaterial change to the Account or the terms of the Contracts, or interpret the provisions of the Contracts in such manner, as deemed necessary or appropriate, to comply with applicable federal or state law or to facilitate operation of the Account or administration or issuance of the Contracts, provided such change or interpretation, except as effected to comply with law, is not inconsistent with the terms of the Contracts.

6.	Accounting Policies. The Account shall be administered consistent with the following accounting policies:

(a)	Income, gains and losses, realized or unrealized, from Account Assets shall be credited to or charged against the Account, and further credited to or charged against the appropriate Subaccount, without regard to other income, gains or losses of either the Company or any other Subaccount of the Account; and

(b)	The portion of Account Assets that equals the reserves and other liabilities under the Contracts supported by the Account may not be charged with liabilities arising out of any other business the Company may conduct.

7.	Proxy Voting. The executive officers of the Company are authorized to establish procedures under which the Company will provide voting rights for owners of the Contracts with respect to securities owned by the Account.

8.	Depositor and Principal Underwriter. The Company shall serve as sole depositor of the Account and NMIS shall serve as principal underwriter for all Contracts as the terms “depositor” and “principal underwriter” are used in the 1940 Act, and the executive officers of the Company are authorized to execute such agreement or agreements as each of them deems necessary or appropriate relating thereto, and to execute additional agreements as each of them deems necessary or appropriate with the mutual funds (or with their principal underwriters or distributors) that may be designated for investment of Account Assets from time to time concerning purchase and redemption of fund shares by the Account.

9.	Standards of Conduct. With respect to the purchase or sale of investments of the Account, neither the Company nor its officers, directors, employees and affiliates shall:

(a)	Employ any device, scheme or artifice to defraud the Account or the owners of the Contracts;

(b)	Make any untrue statement of a material fact with respect to the investments of the Account or omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading;

(c)	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Account or the owners of the Contracts;

(d)	Engage in any manipulative practice with respect to the Account or the owners of the Contracts;

(e)	Engage in any transaction with the Account, or with the Company or any affiliate of the Company acting on behalf of the Account, except as permitted under applicable laws, rules, regulations, orders, or other interpretations of any governmental agency or self-regulatory organization; or

(f)	Borrow money or securities from the Account other than under a Contract loan provision.

   Any Service Provider shall be required to adopt substantially similar standards of conduct.

10.	General Authority. The executive officers of the Company and any other person that may be duly designated by an executive officer are authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary, appropriate or desirable to carry out the intent and purpose of this resolution.

Exhibit C

SECRETARY CERTIFICATE

The undersigned, Karen Regan, hereby certifies that she is the duly elected Secretary of Credit Suisse Trust, a Delaware statutory trust (the “Trust”), and does further certify that at a meeting of the Board of Trustees of the Trust duly held on February 12, 2013, at which a quorum was present and acting throughout, the following resolutions were unanimously adopted:

RESOLVED, that the filing with the SEC of an application (“Application”) for an exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the Investment Company Act of 1940, as amended, on behalf of the Trust, in order to effect a redemption and purchase in-kind with the variable separate accounts of the Northwestern Mutual Life Insurance Company (the “Company”) in connection with substituting the Commodity Return Strategy Portfolio, a series of the Trust (the “Portfolio”), for an existing investment option offered in the Company’s variable products, be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized, in the name and on behalf of the Trust and the Portfolio, to prepare, execute and file with the SEC the Application and one or more amendments to the Application, including but not limited to any changes in response to comments from the SEC or its staff; and it is

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of their officers, and that the proper officers of the Trust are hereby authorized, in consultation with the Trust’s counsel, to take any and all further actions and to pay any fees and costs that may be necessary or appropriate to effectuate the foregoing resolutions.

CREDIT SUISSE TRUST

Date: March 6, 2013	/s/ Karen Regan

Karen Regan, Secretary